UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended September 30, 2007

Commission File Number 001-33725

Textainer Group Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Bermuda

(Jurisdiction of incorporation or organization)

Century House

16 Par-La-Ville Road

Hamilton HM HX

Bermuda

(441) 296-2500

(Address and telephone number, including area code, of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains the quarterly report of Textainer Group Holdings Limited (the “Company”) for the three and nine months ended September 30, 2007 and 2006. This report also contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Third Quarter 2007 Results and Declares Quarterly Dividend”, dated November 16, 2007.

Exhibits

1.	Press release, dated November 16, 2007

2.	Quarterly report of Textainer Group Holdings Limited

Textainer Group Holdings Limited Reports Third Quarter 2007 Results and Declares Quarterly Dividend

HAMILTON, Bermuda (BUSINESS WIRE) – November 16, 2007. Textainer Group Holdings Limited (NYSE: TGH) (“Textainer” or the “Company”), the world’s largest lessor of intermodal containers based on fleet size, today reported results for the third quarter and the nine months ended September 30, 2007.

Total revenues for the quarter increased by $7.5 million, or 13%, to $65.3 million compared to $57.8 million in the prior year quarter. EBITDA (1) for the quarter increased by $7.9 million, or 18%, to $51.7 million compared to $43.8 million in the prior year quarter.

Net income for the quarter was $19.3 million, an increase of $5.4 million, or 39%, compared to $13.9 million in the prior year quarter. Textainer’s net income per fully diluted common share increased by $0.14, or 39%, to $0.50 from $0.36 in the prior year quarter. Textainer recognized a gain on disposal of $4.6 million in the quarter due to the reported loss by the U.S. military of approximately 28,000 containers that were on lease to them and unaccounted for. This is not expected to be a recurring item.

Total revenues for the first nine months of 2007 increased by $16.4 million, or 10%, to $185.2 million compared to $168.7 million for the same period last year. EBITDA (1) for the first nine months increased by $15.0 million, or 12%, to $135.8 million compared to $120.7 million in the same period last year.

Net income for the first nine months of 2007 was $52.6 million, an increase of $13.4 million, or 34%, compared to $39.2 million for the same period last year. Textainer’s net income per fully diluted common share increased by $0.34, or 33%, to $1.36 compared to $1.02 share for the same period last year.

“I am very pleased with our 2007 third quarter and year-to-date results. Overall demand for our containers through September was very strong, with Asia-Europe trade growth offsetting weaker Asia-North America trade. Textainer’s utilization continued to remain above 94%, including the addition of the Capital Lease fleet”, commented John A. Maccarone, President and CEO of Textainer.

He continued “Our container resale segment had the best quarter in its history. After only three quarters, resale income before taxes already exceeds last year’s record results. We are also on track to purchase more than the 132,600 TEU of new containers we have already ordered”.

“For us, the major event in the third quarter was our purchase of the management rights to the 500,000 TEU fleet of Capital Lease, a competitor. The contracts were signed on July 23, 2007, and we were able to integrate the entire Capital Lease fleet and assume management effective September 1, 2007. A lot of credit must be given to the IT, Sales/Marketing, Operations, and Billing departments for getting this done, and done properly, in just over a month. Textainer now operates a fleet of more than 2 million TEU”.

Outlook

Mr. Maccarone added, “After a slowdown in October due to the week of National Holidays in China, we expect November and December to be quite strong. The initial outlook for 2008 is somewhat uncertain due to forecasts of lower GDP growth in many countries. There is also uncertainty about freight rates due to the large number of new vessels entering service next year. If freight rates decline, and liner profitability weakens, there is a good chance our customers may decide to lease a larger portion of their total container requirements. 2007 is already our second largest year in terms of originating Long Term leases, with a good possibility it could become our largest year in terms of originating Long Term leases if the strong bookings continue throughout the fourth quarter of 2007”.

“We are also having an excellent year in our Resale Division, both in terms of prices realized, and volume of containers sold. In general, all phases of our business are working very well”.

Dividend

Textainer’s board of directors has approved and declared a quarterly cash dividend of $0.20 per share on Textainer’s issued and outstanding common shares, payable on December 3, 2007 to shareholders of record as of November 26, 2007.

Investors’ Webcast

Textainer will hold a conference call and a Webcast at 2:00 p.m. EST on Monday November 26, 2007 to discuss Textainer’s fiscal third quarter and nine month results. An archive of the Webcast will be available one hour after the live call through Friday December 14, 2007. The dial-in number for the conference call is 1-888-211-9994; outside the U.S. call 1-913-312-0661. To access the live Webcast or archive, please visit the Company’s website at http://www.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size. We have a total of more than 1.3 million containers, representing over 2,000,000 twenty-foot equivalent units (TEU), in our owned and managed fleet. We lease containers to more than 300 shipping lines and other lessees. We principally lease dry freight containers, which are by far the most common of the three principal types of intermodal containers. We have also been one of the largest purchasers of new containers among container lessors over the last 12 years. We believe we are also one of the largest sellers of used containers, having sold an average of more than 45,000 containers per year for the last five years. We provide our services worldwide via a network of 14 regional and area offices and over 300 independent depots in more than 130 locations.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements that (1) the gain on disposal due to the reported loss by the U.S. military of approximately 28,000 containers is not expected to be a recurring item, (2) Textainer is on track to purchase more than the 132,600 TEU of new containers we have already ordered, (3) November and December are expected to be quite strong and (4) 2007 could become Textainer’s largest year in terms of originating Long Term leases. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include that gains and losses associated with the disposition of equipment may fluctuate; Textainer’s ability to finance continued purchase of containers; the demand for leased containers depends on many political and economic factors beyond Textainer’s control; lease and freight rates may decline; the demand for leased containers is partially tied to international trade; Textainer faces extensive competition in the container leasing industry; and the international nature of the container shipping industry exposes Textainer to numerous risks. For a discussion of such risks and uncertainties, see “Risk Factors” in the Company’s final prospectus relating to the Company’s initial public offering dated October 9, 2007 and filed with the Securities and Exchange Commission on October 11, 2007.

The Company’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this statement. The Company is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes the Company may make in its views, estimates, plans or outlook for the future.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

September 30, 2007 and December 31, 2006

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2007	2006
Assets
Current assets:
Cash and cash equivalents	$32,803	$41,163
Accounts receivable, net of allowance for doubtful accounts of $3,321 and $2,320 in 2007 and 2006, respectively	67,600	41,348
Net investment in direct financing and sales-type leases	8,391	6,182
Containers held for resale	2,050	3,964
Prepaid expenses	3,371	2,009
Deferred taxes	738	380
Due from affiliates, net	11	15

Total current assets	114,964	95,061
Restricted cash	20,056	21,989
Containers, net	833,993	763,612
Net investment in direct financing and sales-type leases	43,717	36,040
Fixed assets, net	1,254	1,340
Intangible assets, net	71,982	17,960
Derivative instruments	1,294	4,172
Other assets	3,489	4,239

Total assets	$1,090,749	$944,413

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$4,991	$4,618
Accrued expenses	22,925	21,079
Container contracts payable	39,952	32,927
Due to owners, net	5,544	6,570
Secured debt facility	4,363	—
Bonds payable	58,000	58,000

Total current liabilities	135,775	123,194
Revolving credit facility	25,000	—
Secured debt facility	170,138	53,000
Bonds payable	386,667	430,167
Derivative instruments	1,379	180
Deferred taxes	12,395	10,656

Total liabilities	731,354	617,197

Minority interest	99,889	85,922

Shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 38,604,640 and 38,274,640 shares at 2007 and 2006, respectively	386	383
Additional paid-in capital	24,945	24,093
Notes receivable from shareholders	(495)	(1,180)
Accumulated other comprehensive income	454	380
Retained earnings	234,216	217,618

Total shareholders’ equity	259,506	241,294

Total liabilities and shareholders’ equity	$1,090,749	$944,413

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Income

Three and Nine Months Ended September 30, 2007 and 2006

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Revenues:
Lease rental income	$48,574	$48,008	$145,223	$138,687
Management fees	6,397	4,749	16,538	11,323
Trading container sales proceeds	6,153	2,296	13,315	11,583
Gain on sale of containers, net	4,184	2,637	9,795	6,823
Other	4	146	290	328

Total revenues	65,312	57,836	185,161	168,744

Operating expenses:
Direct container expense	7,929	6,733	26,356	22,448
Cost of trading containers sold	4,768	1,786	10,547	9,494
Depreciation expense	12,505	13,771	35,896	43,396
Amortization expense	908	458	1,978	458
General and administrative expense	4,341	3,979	12,728	11,968
Incentive compensation expense	879	1,249	3,057	2,969
Share based compensation expense	—	72	20	216
Bad debt expense, net	293	235	1,289	737

Total operating expenses	31,623	28,283	91,871	91,686

Income from operations	33,689	29,553	93,290	77,058

Other income (expense):
Interest expense	(10,127)	(8,829)	(27,378)	(24,214)
Interest income	746	614	2,123	1,635
Realized gains on derivative instruments, net	971	956	2,712	1,948
Unrealized losses on derivative instruments, net	(3,855)	(3,826)	(4,077)	(211)
Gain on disposal of lost military containers, net	4,639	—	4,639	—
Other, net	(34)	(23)	(41)	(168)

Net other expense	(7,660)	(11,108)	(22,022)	(21,010)

Income before income tax and minority interest	26,029	18,445	71,268	56,048

Income tax expense	(1,903)	(889)	(4,678)	(2,950)
Minority interest expense	(4,816)	(3,615)	(13,966)	(13,892)

Net income	$19,310	$13,941	$52,624	$39,206

Net income per share:
Basic	$0.50	$0.36	$1.37	$1.03
Diluted	$0.50	$0.36	$1.36	$1.02
Weighted average shares outstanding (in thousands):
Basic	38,605	38,218	38,531	38,163
Diluted	38,605	38,493	38,583	38,484

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Non-GAAP Reconciliation of Net Income to EBITDA

Three and Nine Months Ended September 30, 2007 and 2006

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

The following is a reconciliation of net income to EBITDA for the three and nine months ended September 30, 2007 and 2006. EBITDA (defined as net income, before interest income and interest expense, realized and unrealized (gains) losses on derivative instruments, net, income tax expense, minority interest expense and depreciation and amortization expense) is not a financial measure calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. EBITDA is presented solely as a supplemental disclosure because management believes that it may be a useful performance measure that is widely used within our industry. EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison. We believe EBITDA provides useful information on our earnings from ongoing operations, on our ability to service our long-term debt and other fixed obligations, and on our ability to fund our continued growth with internally generated funds. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	It does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	It does not reflect changes in, or cash requirements for, our working capital needs;

•	It does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•	Although depreciation is a non-cash charge, the assets being depreciated may be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

•	It is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006
Reconciliation of EBITDA:
Net income	$19,310	$13,941	$52,624	$39,206
Adjustments:
Interest income	(746)	(614)	(2,123)	(1,635)
Interest expense	10,127	8,829	27,378	24,214
Realized gains on derivative instruments, net	(971)	(956)	(2,712)	(1,948)
Unrealized losses on derivative instruments, net	3,855	3,826	4,077	211
Income tax expense	1,903	889	4,678	2,950
Minority interest expense	4,816	3,615	13,966	13,892
Depreciation expense	12,505	13,771	35,896	43,396
Amortization expense	908	458	1,978	458

EBITDA	$51,707	$43,759	$135,762	$120,744

CONTACT: Textainer Group Holdings Limited

Mr. Tom Gallo

Corporate Compliance Officer

415-658-8227

ir@textainer.com

Source: Textainer Group Holdings Limited

TEXTAINER GROUP HOLDINGS LIMITED

Form 6-K

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

September 30, 2007 and December 31, 2006

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2007	2006
Assets
Current assets:
Cash and cash equivalents	$32,803	$41,163
Accounts receivable, net of allowance for doubtful accounts of $3,321 and $2,320 in 2007 and 2006, respectively	67,600	41,348
Net investment in direct financing and sales-type leases	8,391	6,182
Containers held for resale	2,050	3,964
Prepaid expenses	3,371	2,009
Deferred taxes	738	380
Due from affiliates, net	11	15

Total current assets	114,964	95,061
Restricted cash	20,056	21,989
Containers, net	833,993	763,612
Net investment in direct financing and sales-type leases	43,717	36,040
Fixed assets, net	1,254	1,340
Intangible assets, net	71,982	17,960
Derivative instruments	1,294	4,172
Other assets	3,489	4,239

Total assets	$1,090,749	$944,413

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$4,991	$4,618
Accrued expenses	22,925	21,079
Container contracts payable	39,952	32,927
Due to owners, net	5,544	6,570
Secured debt facility	4,363	—
Bonds payable	58,000	58,000

Total current liabilities	135,775	123,194
Revolving credit facility	25,000	—
Secured debt facility	170,138	53,000
Bonds payable	386,667	430,167
Derivative instruments	1,379	180
Deferred taxes	12,395	10,656

Total liabilities	731,354	617,197

Minority interest	99,889	85,922

Shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 38,604,640 and 38,274,640 shares at 2007 and 2006, respectively	386	383
Additional paid-in capital	24,945	24,093
Notes receivable from shareholders	(495)	(1,180)
Accumulated other comprehensive income	454	380
Retained earnings	234,216	217,618

Total shareholders’ equity	259,506	241,294

Total liabilities and shareholders’ equity	$1,090,749	$944,413

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Income

Three and Nine Months Ended September 30, 2007 and 2006

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Revenues:
Lease rental income	$48,574	$48,008	$145,223	$138,687
Management fees	6,397	4,749	16,538	11,323
Trading container sales proceeds	6,153	2,296	13,315	11,583
Gain on sale of containers, net	4,184	2,637	9,795	6,823
Other	4	146	290	328

Total revenues	65,312	57,836	185,161	168,744

Operating expenses:
Direct container expense	7,929	6,733	26,356	22,448
Cost of trading containers sold	4,768	1,786	10,547	9,494
Depreciation expense	12,505	13,771	35,896	43,396
Amortization expense	908	458	1,978	458
General and administrative expense	4,341	3,979	12,728	11,968
Incentive compensation expense	879	1,249	3,057	2,969
Share based compensation expense	—	72	20	216
Bad debt expense, net	293	235	1,289	737

Total operating expenses	31,623	28,283	91,871	91,686

Income from operations	33,689	29,553	93,290	77,058

Other income (expense):
Interest expense	(10,127)	(8,829)	(27,378)	(24,214)
Interest income	746	614	2,123	1,635
Realized gains on derivative instruments, net	971	956	2,712	1,948
Unrealized losses on derivative instruments, net	(3,855)	(3,826)	(4,077)	(211)
Gain on disposal of lost military containers, net	4,639	—	4,639	—
Other, net	(34)	(23)	(41)	(168)

Net other expense	(7,660)	(11,108)	(22,022)	(21,010)

Income before income tax and minority interest	26,029	18,445	71,268	56,048

Income tax expense	(1,903)	(889)	(4,678)	(2,950)
Minority interest expense	(4,816)	(3,615)	(13,966)	(13,892)

Net income	$19,310	$13,941	$52,624	$39,206

Net income per share:
Basic	$0.50	$0.36	$1.37	$1.03
Diluted	$0.50	$0.36	$1.36	$1.02
Weighted average shares outstanding (in thousands):
Basic	38,605	38,218	38,531	38,163
Diluted	38,605	38,493	38,583	38,484

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

Nine months ended September 30, 2007 and 2006

(Unaudited)

(All currency expressed in United States dollars in thousands, except share amounts)

	Common shares		Additional paid-in capital	Notes receivable from shareholders	Accumulated other comprehensive income	Retained earnings	Total shareholders’ equity
	Shares	Amount
Balances, December 31, 2005	38,056,516	$381	$23,706	$(1,299)	$30	$188,733	$211,551
Dividends to shareholders	—	—	—	—	—	(27,310)	(27,310)
Exercise of share options	200,000	1	509	(510)	—	—	—
Share option plan obligation	—	—	(200)	—	—	—	(200)
Share option plan expense	—	—	216	—	—	—	216
Repayment of notes receivable from shareholders	—	—	—	658	—	—	658
Repurchase and retirement of common shares	(11,876)	—	(12)	—	—	(85)	(97)
Comprehensive income:
Net income	—	—	—	—	—	39,206	39,206
Foreign currency translation adjustments	—	—	—	—	282	—	282

Total comprehensive income							39,488

Balances, September 30, 2006	38,244,640	$382	$24,219	$(1,151)	$312	$200,544	$224,306

Balances, December 31, 2006	38,274,640	$383	$24,093	$(1,180)	$380	$217,618	$241,294
Cumulative effect from FIN 48 implementation	—	—	—	—	—	1,035	1,035
Dividends to shareholders	—	—	—	—	—	(37,061)	(37,061)
Exercise of share options	330,000	3	872	(875)	—	—	—
Share option plan expense	—	—	(20)	—	—	—	(20)
Repayment of notes receivable from shareholders	—	—	—	1,560	—	—	1,560
Comprehensive income:
Net income	—	—	—	—	—	52,624	52,624
Foreign currency translation adjustments	—	—	—	—	74	—	74

Total comprehensive income							52,698

Balances, September 30, 2007	38,604,640	$386	$24,945	$(495)	$454	$234,216	$259,506

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Nine months ended September 30, 2007 and 2006

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2007	2006
Cash flows from operating activities:
Net income	$52,624	$39,206

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	35,896	43,396
Provision for containers held for resale	(28)	(28)
Bad debt expense, net	1,289	737
Unrealized losses on derivative instruments, net	4,077	211
Amortization of debt issuance costs	1,013	1,058
Amortization of intangible assets	1,978	458
Gains on sale of containers and disposal of lost military containers, net	(14,434)	(6,823)
Share option plan benefit	(20)	16
Minority interest expense	13,966	13,892
Decrease (increase) in:
Accounts receivable, net	(27,541)	(528)
Containers held for resale	2,480	1,190
Prepaid expenses	(1,065)	1,327
Due from affiliates, net	4	51
Other assets	(263)	(1,170)
(Decrease) increase in:
Accounts payable	373	(3,030)
Accrued expenses	2,540	(2,275)
Due to owners, net	(1,026)	1,927
Deferred taxes, net	1,721	699

Total adjustments	20,960	51,108

Net cash provided by operating activities	73,584	90,314

Cash flows from investing activities:
Purchase of containers and fixed assets	(155,260)	(77,112)
Purchase of intangible assets	(56,000)	(19,000)
Proceeds from sale of containers and fixed assets	55,287	23,902
Receipt of principal payments on direct finance and sales-type leases	4,820	4,757

Net cash used in investing activities	(151,153)	(67,453)

Cash flows from financing activities:
Proceeds from revolving credit facility	43,000	16,000
Principal payments on revolving credit facility	(18,000)	—
Proceeds from secured debt facility	181,000	42,000
Principal payments on secured debt facility	(59,500)	—
Principal payments on bonds payable	(43,500)	(43,500)
Decrease (increase) in restricted cash	1,933	(11,042)
Debt issuance costs	(297)	(1,326)
Issuance of common shares	—	510
Repayments of notes receivable from shareholders	1,560	148
Retirement of common shares	—	(97)
Dividends paid	(37,061)	(27,310)

Net cash provided by (used in) financing activities	69,135	(24,617)

Effect of exchange rate changes	74	282

Net decrease in cash and cash equivalents	(8,360)	(1,474)
Cash and cash equivalents, beginning of the period	41,163	42,231

Cash and cash equivalents, end of the period	$32,803	$40,757

See accompanying notes to consolidated financial statements.

(continued)

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Nine months ended September 30, 2007 and 2006

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2007	2006
Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$23,350	$21,267
Income taxes	$647	$860
Supplemental disclosures of non-cash investing activities:
Increase in accrued container purchases	$7,025	$13,261
Containers placed in direct finance and sales-type leases	$14,706	$15,605

See accompanying notes to consolidated financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2007 and 2006

(Unaudited)

(All currency expressed in United States dollars in thousands)

(1)	Nature of Business

Textainer Group Holdings Limited (“TGH”) is incorporated in Bermuda. TGH is the holding company of a group of corporations, Textainer Group Holdings Limited and subsidiaries (the Company), involved in the purchase, management, leasing and resale of a fleet of marine cargo containers. The Company manages and provides administrative support to the affiliated and unaffiliated owners (the “Owners”) of the containers and structures and manages container leasing investment programs.

On September 4, 2007, the Company’s shareholders approved a one-for-one share split, effected by way of a share dividend or bonus issue, for shareholders of record as of August 8, 2007. The share split was effected by way of a bonus issue on October 8, 2007. All shares and per share data in the consolidated financial statements, have been adjusted to reflect the share split, effected by way of a bonus issue.

The Company conducts its business activities in four main areas: container management, container ownership, container resale and military management.

The Company completed an initial public offering (“IPO”) of its common shares at $16.50 per share on October 15, 2007 and listed its common shares on the New York Stock Exchange under the symbol “TGH.” The Company sold 9,000,000 common shares and generated proceeds of approximately $138 million, after deducting underwriting discounts and other offering expenses. The Company used a portion of the proceeds to repay borrowings of $56.0 million incurred in the Capital Transaction described in Note 2(c).

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting and Principles of Consolidation

The Company utilizes the accrual method of accounting.

Certain information and footnote disclosure normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The accompanying unaudited interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the fiscal years ended December 31, 2006 and 2005.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal and recurring adjustments) necessary to present fairly the Company’s financial position as of September 30, 2007, and the results of operations for the three and nine months ended September 30, 2007 and 2006 and cash flows for the nine months ended September 30, 2007 and 2006. These financial statements are not necessarily indicative of the results of operations or cash flows which may be reported for the remainder of the fiscal year ended December 31, 2007.

(b)	Principles of Consolidation

The consolidated financial statements of the Company include TGH and all its subsidiaries. All material intercompany balances have been eliminated in consolidation.

The majority of the container equipment included in the accompanying consolidated financial statements is owned by an entity (“Textainer Marine Containers Limited” or “TMCL”) which is 67.26% and 72.63% owned by the Company as of September 30, 2007 and December 31, 2006, respectively. The Company manages the equipment and controls the day-to-day operations of this entity. Under the terms of the ownership agreement certain voting matters are based on ownership interest and others are shared equally between the Company and the minority shareholders. The amounts attributable to the minority shareholder are reflected as minority interest in the accompanying financial statements.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements - [Continued]

September 30, 2007 and 2006

(Unaudited)

(All currency expressed in United States dollars in thousands)

(c)	Intangible Assets

On July 1, 2006, the Company purchased for $19 million the exclusive rights to manage the approximately 315,000 TEU (“twenty foot equivalent unit”) container fleet of Gateway Management Services Limited (the “Gateway Transaction”). The purchase price will be fully amortized over the expected 11-year life of the contract on a pro-rata basis to the expected management fees. Amortization expense for the three months ended September 30, 2007 and 2006 was $536 and $458, and for the nine months ended September 30, 2007 and 2006 was $1,606 and $458, respectively.

On July 23, 2007, the Company purchased for $56.0 million the exclusive rights to manage the approximately 500,000 TEU container fleet of Capital Lease Limited, Hong Kong (“Capital”) from Green Eagle Investments N.V., an investment vehicle of DVB Bank America N.V., which had concurrently purchased all of the outstanding shares of Capital (the “Capital Transaction”). The Company began managing the Capital fleet on September 1, 2007. The purchase price will be fully amortized over the expected 12-year life of the contract on a pro-rata basis to the expected management fees. Amortization expense for both the three and nine months ended September 30, 2007 was $372.

(d)	Lease Rental Income

Leasing income arises principally from the renting of containers owned by the Company to various international shipping lines. Revenue is recorded when earned according to the terms of the container rental contracts. These contracts are typically for terms of five years or less and are generally classified as operating leases.

Under long-term lease agreements, containers are usually leased from the Company for periods of three to five years. Such leases are generally cancelable with a penalty at the end of each 12-month period. Under master lease agreements, the lessee is not committed to leasing a minimum number of containers from the Company during the lease term and may generally return the containers to the Company at any time, subject to certain restrictions in the lease agreement. Under long-term lease and master lease agreements, revenue is earned and recognized evenly over the period that the equipment is on lease. Under direct finance and sales-type leases, the containers are usually leased from the Company for the remainder of the container’s useful life with a bargain purchase option at the end of the lease term. Revenue is earned and recognized on direct finance leases over the lease terms so as to produce a constant periodic rate of return on the net investment in the lease.

Container leases do not include step-rent provisions or lease concessions, nor do they depend on indices or rates.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements - [Continued]

September 30, 2007 and 2006

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following is a schedule, by year, of future minimum lease payments receivable under the long-term leases as of September 30, 2007 (unaudited):

Twelve months ending September 30:
2008	$78,345
2009	55,413
2010	35,561
2011	22,534
2012 and thereafter	9,905

Total future minimum lease payments receivable	$201,758

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its lessees to make required payments. These allowances are based on management’s current assessment of the financial condition of the Company’s lessees and their ability to make their required payments. If the financial condition of the Company’s lessees were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

(e)	Containers and Fixed Assets

Capitalized container costs include the container cost payable to the manufacturer and the associated transportation costs incurred in moving the containers from the manufacturer to the containers’ first destined port (“Initial Repo”). Containers purchased new are depreciated using the straight-line method over their estimated useful lives of 12 years to an estimated dollar residual value. Containers purchased used are depreciated based upon their remaining useful lives at the date of acquisition to an estimated dollar residual value. The Company evaluates the estimated residual values and remaining estimated useful lives on an ongoing basis. During the last few years, the Company experienced a significant increase in resale prices, as a result of both higher utilization decreasing the number of containers available for sale and the increased cost of new containers. Based on this extended period of higher realized residual values and an expectation that new equipment prices will remain near current levels the Company increased the estimated future residual values during the third quarter of 2006. Assuming no change in equipment cost balances, the increase would result in a decrease in depreciation expense of $4.2 million per quarter. Depreciation expense may fluctuate in future periods based on fluctuations in these estimates. During the three and nine months ended September 30, 2007 and 2006 the Company recorded additional depreciation expense in the accompanying consolidated statements of income, to write down the value of containers identified for sale, respectively, to their estimated fair value as follows:

	Three months ended September 30,
	2007		2006
	Units	Amount	Units	Amount
Depreciation expense	915	$201	54	$10

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements - [Continued]

September 30, 2007 and 2006

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Nine months ended September 30,
	2007		2006
	Units	Amount	Units	Amount
Depreciation expense	1,697	$344	969	$172

(f)	Income Taxes

The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded when the realization of a deferred tax asset is unlikely.

On January 1, 2007, the Company adopted FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. FIN 48 requires that the Company recognize in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. On January 1, 2007, the Company adopted FIN 48. The Company has elected to record penalties and interest within income tax expense. The implementation of FIN 48 resulted in a cumulative effect adjustment to increase retained earnings of approximately $1,035. At January 1, 2007, the Company has recorded tax liabilities for uncertain tax positions of approximately $7,912, including accrued interest and penalties of $574. For the three and nine months ended September 30, 2007, additional income tax expenses of approximately $784 and $2,327, respectively, were recorded for uncertainties in income taxes. The Company does not believe the total amount of unrecognized benefit as of January 1, 2007 will increase or decrease significantly in the next twelve months. At September 30, 2007, the tax years 2002 to 2006 remain open to examination in the United States, state of California, Malaysia, Singapore and the United Kingdom.

The Company’s foreign tax returns, including the United States, state of California, Malaysia, Singapore and the United Kingdom are subject to examination by the various tax authorities. The Company accrues for foreign tax uncertainties based upon its best estimate of the additional taxes, interest and penalties expected to be paid. These estimates are updated over time as more definitive information becomes available from taxing authorities, completion of tax audits, expiration of statue of limitations, or upon occurrence of other events. An examination by the Internal Revenue Service in the United States is currently ongoing for the 2004 year and to date, no matters have arisen to alter the Company’s accounting for income taxes.

(g)	Damage Protection Plan Repair Cost Reserve and Maintenance Expense

Our leases require the lessee to pay for any damage to the container beyond normal wear and tear at the end of the lease term. The Company offers a Damage Protection Plan (the Plan) to certain lessees of its containers. Under the terms of the Plan, the Company charges lessees an additional amount primarily on a daily basis and the lessees are no longer obligated for certain future repair costs for containers subject to the Plan. It is the Company’s policy to recognize these revenues as earned on a daily basis over the related term of its lease. The Company has not recognized revenue and related

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements - [Continued]

September 30, 2007 and 2006

(Unaudited)

(All currency expressed in United States dollars in thousands)

expense for customers who are billed at the end of the lease term under the Plan or for other lessees who do not participate in the Plan. Based on past history, there is uncertainty as to collectibility of these amounts from lessees who are billed at the end of the lease term because the amounts due under the Plan are typically re-negotiated at the end of the lease term or the lease term is extended.

On September 8, 2006, the FASB posted the Staff Position (FSP), Accounting for Planned Major Maintenance Activities. The FSP amends certain provisions in the AICPA Industry Audit Guide, Audits of Airlines, and APB Opinion No. 28, Interim Financial Reporting. FSP AUG AIR-1 prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial statements.

For containers not subject to a DPP and for containers where DPP is billed upon drop off, we previously accrued for repairs once we had made the decision to repair the container, which is made in advance of us incurring the repair obligations, however the accruals have typically been insignificant. For containers covered by per diem DPP, the Company historically accounted for periodic maintenance and repairs on an accrual basis.

The Company adopted FSP AUG AIR-1 effective January 1, 2007. Accordingly, we have retroactively adjusted all financial statements presented to reflect the direct expense method of accounting for maintenance, a method permitted under this Staff Position. The effects of adopting this standard on the financial statements for the three and nine months ended September 30, 2007 and 2006 (both unaudited) were not material.

(h)	Concentrations

Although substantially all of the Company’s income from operations is derived from assets employed in foreign countries, virtually all of this income is denominated in U.S. dollars. The Company does pay some of its expenses in various foreign currencies. For the three months ended September 30, 2007 and 2006, $2,924 or 37% and $2,919 or 43%, and for the nine months ended September 30, 2007 and 2006 was $9,975 or 38% and $9,348 or 42%, respectively, of the Company’s direct container expenses were paid in 15 different foreign currencies. The Company does not hedge these container expenses as there are no significant payments made in any one foreign currency and the Company’s contract with the U.S. military contains a provision to protect it from fluctuations in exchange rates for payments made in foreign currencies.

The Company’s customers are international shipping lines, which transport goods on international trade routes. Once the containers are on hire with a lessee, the Company does not track their location. The domicile of the lessee is not indicative of where the lessee is transporting the containers. The Company’s business risk in its foreign concentrations lies with the creditworthiness of the lessees rather than the geographic location of the containers or the domicile of the lessees. For the three months ended September 30, 2007 and 2006, revenue from one lessee amounted to $5,409 or 11% and $5,064 or 11%, and for the nine months ended September 30, 2007 and 2006, revenue from one lessee amounted to $15,687 or 11% and $15,085 or 11%, respectively, of the Company’s lease rental income. Accounts receivable from one lessee accounted for $16,060 or 24% of the Company’s accounts receivable, net at September 30, 2007. No single lessee accounted for more than 10% of the accounts receivable, net as of December 31, 2006.

(i)	Derivative Instruments

The Company has entered into various interest rate cap and swap agreements to mitigate its exposure associated with its variable rate debt. The swap agreements involve payments by the Company to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (LIBOR). The differentials between the fixed and variable rate payments under these agreements are recognized in realized gains (losses) on derivative instruments, net in the consolidated statement of income.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements - [Continued]

September 30, 2007 and 2006

(Unaudited)

(All currency expressed in United States dollars in thousands)

As of the balance sheet dates, none of the derivative instruments the Company has entered into qualify for hedge accounting in accordance with Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (SFAS 133). The fair value of the derivative instruments is measured at each balance sheet date and the change in fair value is recorded in the consolidated statements of income as unrealized gains (losses) on derivative instruments, net.

(j)	Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s management evaluates its estimates on an ongoing basis, including those related to the container rental equipment, accounts receivable, and accruals.

These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments regarding the carrying values of assets and liabilities. Actual results could differ from those estimates under different assumptions or conditions.

(k)	Net income per share

Basic net income per share is computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted income per share reflects the potential dilution that could occur if all outstanding share options were exercised or converted into common shares. For the three and nine months ended September 30, 2007 and 2006, all share options to acquire common shares were dilutive. A reconciliation of the numerator and denominator of basic EPS with that of diluted EPS is presented as follows:

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Numerator:
Net income-basic and diluted EPS	$19,310	$13,941	$52,624	$39,206
Denominator (in thousands):
Weighted average common shares outstanding-basic	38,605	38,218	38,531	38,163
Dilutive stock options	—	275	52	321

Weighted average common shares outstanding-diluted	38,605	38,493	38,583	38,484

Earnings per common share:
Basic	$0.50	$0.36	$1.37	$1.03
Diluted	$0.50	$0.36	$1.36	$1.02

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements - [Continued]

September 30, 2007 and 2006

(Unaudited)

(All currency expressed in United States dollars in thousands)

(l)	Recently Issued Accounting Standards

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). The purpose of SFAS 157 is to define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. The measurement and disclosure requirements are effective for periods beginning after November 15, 2007. We are currently evaluating the effect that the adoption of SFAS 157 will have on our financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115. Under this pronouncement, companies may elect to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reporting earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. However, SFAS No. 159 specifically includes financial assets and financial liabilities recognized under leases (as defined in SFAS No. 13, Accounting for Leases), as among those items not eligible for the fair value measurement option except contingent obligations for cancelled leases and guarantees of third-party lease obligations. This statement is effective for fiscal years that begin after November 15, 2007. We do not expect the adoption of SFAS No. 159 to have a material effect on our consolidated financial position or results of operations.

(3)	Transactions with Affiliates and Owners

Amounts due from affiliates, net generally result from cash advances and the payment of affiliated companies’ administrative expenses by the Company on behalf of such affiliates. Balances are generally paid within 30 days.

Management fees, including acquisition fees and sales commissions for the three and nine months ended September 30, 2007 and 2006 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Fees from affiliated Owners	$1,576	$1,444	$4,834	$4,081
Fees from unaffiliated Owners	4,381	2,879	10,412	5,988

Fees from Owners	5,957	4,323	15,246	10,069
Other fees	440	426	1,292	1,254

Total management fees	$6,397	$4,749	$16,538	$11,323

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements - [Continued]

September 30, 2007 and 2006

(Unaudited)

(All currency expressed in United States dollars in thousands)

Due to Owners, net represents lease rentals collected on behalf of and payable to Owners, net of direct expenses and management fees receivable. Due to Owners, net at September 30, 2007 and December 31, 2006 consisted of the following:

	2007	2006
Affiliated Owner	$894	$765
Unaffiliated Owners	4,650	5,805

Total Due to Owners, net	$5,544	$6,570

(4)	Revolving Credit Facility, Bonds Payable and Secured Debt Facility, and Derivative Instruments

Revolving Credit Facility

The Company has a credit agreement, as amended on January 31, 2007 (the “Credit Agreement”), with a group of banks (Bank Group) to provide a revolving credit facility (Credit Facility) in the amount of $75 million. The Credit Agreement also provides a $25 million letter of Credit Facility included within the $75 million commitment (the “Credit Facility”). The Credit Facility provides for payments of interest only during its term beginning on its inception date through January 31, 2009 (the “Conversion Date”), with a provision for the Credit Facility to convert to a two-year fully amortizing note payable after the Conversion Date. Principal amortization will be on a quarterly basis, beginning on the last day of the first calendar quarter of the Conversion Date. Given the existing Conversion Date of January 31, 2009, principal amortization would begin on March 31, 2009. Interest on the outstanding amount due under this Credit Facility at September 30, 2007 can be based either on the U.S. prime rate or LIBOR plus a blended rate between 1.0% and 1.50%. Total outstanding principal under the Credit Facility was $25 million and $0 as of September 30, 2007 and December 31, 2006, respectively. The Company had no outstanding letters of credit as of September 30, 2007 and one outstanding $3,812 letter of credit as of December 31, 2006.

The Credit Facility is secured by the Company’s containers and under the terms of the Credit Facility the total outstanding principal of all the Company’s debt may not exceed the lesser of the commitment amount or a formula based on the Company’s net book value of containers and outstanding debt. The Credit Facility Maximum was $75 million and $45 million as of September 30, 2007 and December 31, 2006.

TGH acts as a guarantor of this Credit Facility. The Credit Facility contains restrictive covenants regarding limitations on certain obligations, investments, and leverage. In addition, the Credit Facility contains certain restrictive covenants on TGH net worth, leverage, debt service, and interest coverage. The Company is in compliance with all such covenants at September 30, 2007. There is a commitment fee of 0.25% on the unused portion of the Credit Facility, which is payable in arrears. In addition, there is an agent’s fee of 0.125% on the commitment amount, which is payable quarterly in advance.

Bonds Payable and Secured Debt Facility

In 2005, the Company issued $580 million in variable rate amortizing bonds (the “2005-1 Bonds”) to institutional investors. The $580 million in 2005-1 Bonds represent fully amortizing notes payable on a straight-line basis over a scheduled payment term of 10 years, but not to exceed the maximum payment term of 15 years. Under a 10-year amortization schedule, $58 million in 2005-1 Bond principal will amortize per year. Under the terms of the 2005-1 Bonds, both principal and interest incurred are payable monthly. The Company is not permitted to make voluntary prepayments of all, or a portion of, the principal balance of the 2005-1 Bonds prior to the payment date occurring in June 2008. Ultimate payment of the 2005-1 Bond principal has been insured by Ambac Assurance Corporation and the cost, 0.275% on the outstanding principal balance, of this insurance coverage is recognized as incurred on a monthly basis.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements - [Continued]

September 30, 2007 and 2006

(Unaudited)

(All currency expressed in United States dollars in thousands)

The interest rate for the outstanding principal balance of the 2005-1 Bonds equals one-month LIBOR plus 0.25%. The target final payment date and legal final payment date are May 15, 2015 and May 15, 2020, respectively.

The Company’s primary ongoing container financing requirements are funded by the Secured Debt Facility. The Secured Debt Facility provided a total commitment in the amount of $300 million as of September 30, 2007. The Secured Debt Facility provides for payments of interest only during the period from its inception until its Conversion Date as defined within the Securitization Agreement, with a provision for the Secured Debt Facility to then convert to a 10-year, but not to exceed the maximum term of 15-year, fully amortizing note payable on the Conversion Date. Under the Secured Debt Facility terms of the Securitization Agreement, as amended on June 8, 2006, the Conversion Date is defined as June 6, 2008. Given a Conversion Date of June 6, 2008, first principal payment would be on July 15, 2008. Interest on the outstanding amount due under this Secured Debt Facility, both prior and subsequent to the Conversion Date, equals LIBOR plus 0.32%. There is a commitment fee of 0.10% on the unused portion of the Secured Debt Facility, which is payable in arrears. Effective on June 8, 2006, ultimate payment of the Secured Debt Facility principal has been insured by Ambac Assurance Corporation. The cost, 0.255% on the outstanding principal balance plus 0.085% on the unused portion of the Secured Debt Facility, of this insurance coverage is recognized as incurred on a monthly basis.

Under the terms of the 2005-1 Bonds and Secured Debt Facility, the total outstanding principal of these two programs may not exceed an amount (the “Asset Base”) which is calculated by a formula based on TMCL’s book value of equipment, restricted cash and direct finance and sales-type leases. The total obligations under the 2005-1 Bonds and the Secured Debt Facility are collateralized by a pledge of the securitization entity’s assets. TMCL’s total assets amounted to $931,563 as of September 30, 2007. The 2005-1 Bonds and the Secured Debt Facility also contain restrictive covenants regarding the average age of the securitization entity’s container fleet, certain earnings ratios, ability to incur other obligations and to distribute earnings, TGH’s container management subsidiary net income and debt levels, and overall Asset Base minimums, in which the securitization entity and TGH’s container management subsidiary were in compliance at September 30, 2007.

The following represents the Company’s debt obligations as of September 30, 2007 and December 31, 2006:

Revolving Credit Facility; Bonds Payable and Secured Debt Facility	2007	2006
Revolving Credit Facility, weighted average interest at 6.93% at September 30, 2007	$25,000	$—
2005-1 Bonds, interest at 6.00% and 5.60%, at September 30, 2007 and December 31, 2006, respectively	444,667	488,167
Secured Debt Facility, weighted average interest at 6.02% and 5.67%, at September 30, 2007 and December 31, 2006, respectively	174,501	53,000

Total debt obligations	$644,168	$541,167

Amount due within one year	$62,363	$58,000

Total due beyond one year	$581,805	$483,167

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements - [Continued]

September 30, 2007 and 2006

(Unaudited)

(All currency expressed in United States dollars in thousands)

The following is a schedule by year, of future scheduled repayments, as of September 30, 2007:

	Revolving Credit Facility	Secured Debt Facility	2005-1 Bonds
Twelve months ending September 30:
2008	$—	$4,363	$58,000
2009	4,688	17,450	58,000
2010	6,250	17,450	58,000
2011	14,062	17,450	58,000
2012 and thereafter	—	117,788	212,667

	$25,000	$174,501	$444,667

The future repayments schedule for the Revolving Credit Facility and Secured Debt Facility are based on the facilities not being extended on the Conversion Date and then converted into a two-year fully amortizing note payable and a ten year fully amortizing note payable, respectively.

Derivative Instruments

The Company has entered into several interest rate cap and swap agreements with several banks to reduce the impact of changes in interest rates associated with its bonds payable and Secured Debt Facility. The following is a summary of the Company’s derivative instruments as of September 30, 2007:

Derivative instruments	Notional amount
Interest rate cap contracts with several banks which cap one-month LIBOR rates fixed between 8.32% and 8.33% per annum, non-amortizing notional amounts, with termination dates through November 2007	$95,000
Interest rate swap contracts with several banks, with one-month LIBOR rates fixed between 3.35% and 5.32% per annum, amortizing notional amounts, with termination dates through December 2010	353,560

Total notional amount as of September 30, 2007	$448,560

The Company’s interest rate swap agreements had a cumulative fair liability value of $85 as of September 30, 2007 and a cumulative fair asset value of $3,992 as of December 31, 2006, respectively. The change in fair value was recorded in the consolidated statement of income as unrealized gains (losses) on derivative instruments, net.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements - [Continued]

September 30, 2007 and 2006

(Unaudited)

(All currency expressed in United States dollars in thousands)

(5)	Segment Information

As described in Note 1, Nature of Business, the Company operates in four reportable segments: container management, container ownership, container resale and military management. The following tables show segment information for the three and nine months ended September 30, 2007 and 2006, reconciled to the Company’s income before taxes as shown in its consolidated statements of income:

Three months ended September 30, 2007	Container Management	Container Ownership	Container Resale	Military Management	Other	Eliminations	Totals
Lease rental income	$—	$47,299	$—	$1,275	$—	$—	$48,574
Management fees	9,610	—	2,165	440	—	(5,818)	6,397
Trading container sales proceeds	—	—	5,801	352	—	—	6,153
Gain on sale of containers, net	(4)	4,188	—	—	—	—	4,184
Other revenue	4	—	—	—	—	—	4

Total revenue	$9,610	$51,487	$7,966	$2,067	$—	$(5,818)	$65,312

Depreciation expense	$145	$12,654	$—	$21	$—	$(315)	$12,505

Interest expense	$—	$10,127	$—	$—	$—	$—	$10,127

Segment income before taxes	$4,639	$13,595	$2,932	$927	$(147)	$(733)	$21,213

Total assets	$97,630	$1,134,977	$3,769	$8,270	$—	$(153,897)	$1,090,749

Purchases of long-lived assets	$56,130	$61,420	$—	$—	$—	$—	$117,550

Three months ended September 30, 2006
Lease rental income	$—	$46,901	$—	$1,107	$—	$—	$48,008
Management fees	7,700	—	1,303	426	—	(4,680)	4,749
Trading container sales proceeds	—	—	2,296	—	—	—	2,296
Gain on sale of containers, net	(1)	2,638	—	—	—	—	2,637
Other revenue	19	—	—	—	127	—	146

Total revenue	$7,718	$49,539	$3,599	$1,533	$127	$(4,680)	$57,836

Depreciation expense	$154	$13,833	$—	$19	$—	$(235)	$13,771

Interest expense	$—	$8,829	$—	$—	$—	$—	$8,829

Segment income before taxes	$3,118	$10,066	$1,271	$230	$53	$92	$14,830

Total assets	$52,622	$938,689	$4,202	$1,701	$—	$(74,677)	$922,537

Purchases of long-lived assets	$10,042	$52,905	$—	$—	$—	$—	$62,947

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements - [Continued]

September 30, 2007 and 2006

(Unaudited)

(All currency expressed in United States dollars in thousands)

Nine months ended September 30, 2007	Container Management	Container Ownership	Container Resale	Military Management	Other	Eliminations	Totals
Lease rental income	$—	$141,462	$—	$3,761	$—	$—	$145,223
Management fees	27,670	—	5,605	1,292	—	(18,029)	16,538
Trading container sales proceeds	—	—	12,963	352	—	—	13,315
Gain on sale of containers, net	(5)	9,800	—	—	—	—	9,795
Other revenue	23	—	—	—	267	—	290

Total revenue	$27,688	$151,262	$18,568	$5,405	$267	$(18,029)	$185,161

Depreciation expense	$435	$36,275	$—	$57	$—	$(871)	$35,896

Interest expense	$—	$27,378	$—	$—	$—	$—	$27,378

Segment income before taxes	$13,506	$37,477	$6,499	$1,980	$(83)	$(2,077)	$57,302

Total assets	$97,630	$1,134,977	$3,769	$8,270	$—	$(153,897)	$1,090,749

Purchases of long-lived assets	$56,409	$154,849	$—	$2	$—	$—	$211,260

Nine months ended September 30, 2006
Lease rental income	$—	$134,879	$—	$3,808	$—	$—	$138,687
Management fees	20,727	—	3,484	1,254	—	(14,142)	11,323
Trading container sales proceeds	—	—	11,583	—	—	—	11,583
Gain on sale of containers, net	(2)	6,825	—	—	—	—	6,823
Other revenue	56	—	—	—	272	—	328

Total revenue	$20,781	$141,704	$15,067	$5,062	$272	$(14,142)	$168,744

Depreciation expense	$461	$43,555	$—	$67	$—	$(687)	$43,396

Interest expense	$—	$24,214	$—	$—	$—	$—	$24,214

Segment income before taxes	$8,256	$29,326	$3,996	$905	$48	$(375)	$42,156

Total assets	$52,622	$938,689	$4,202	$1,701	$—	$(74,677)	$922,537

Purchases of long-lived assets	$19,150	$76,962	$—	$—	$—	$—	$96,112

Amounts reported in the “Other” column represent activity unrelated to the active reportable business segments. Amounts reported in the “Eliminations” column represent inter-segment management fees between the Container Management and Container ownership segments.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements - [Continued]

September 30, 2007 and 2006

(Unaudited)

(All currency expressed in United States dollars in thousands)

Geographic Segment Information

The Company’s container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from international carriers when the containers are in use and carrying cargo around the world. Substantially all of the Company’s leasing related revenue are denominated in U.S. dollars. As all of the Company’s containers are used internationally, where no one container is domiciled in one particular place for a prolonged period of time, all of the Company’s long-lived assets are considered to be international with no single country of use.

(6)	Commitments and Contingencies

(a)	Leases

The Company has entered into several operating leases for office space. Rent expense for the three months ended September 30, 2007 and 2006 was $365 and $354, and for the nine months ended September 30, 2007 and 2006 was $1,079 and $1,043, respectively.

Future minimum lease payment obligations under the Company’s noncancelable operating leases at September 30, 2007 (unaudited) were as follows:

Operating leasing
Twelve months ending September 30:
2008	$1,499
2009	1,596
2010	1,458
2011	1,331
2012 and thereafter	572

Total	$6,456

(b)	Restricted Cash

The Company had $20,056 and $21,989 of restricted interest-bearing cash as additional collateral for the Company’s outstanding debt obligations as of September 30, 2007 and December 31, 2006, respectively.

(c)	Trading Container Purchase Commitment

The Company entered into an agreement in December 2006 with a shipping line to purchase up to $4,357 of containers to be resold. The agreement expires at the earlier of December 2007 or when all the equipment has been delivered and at September 30, 2007, $1,273 of containers remain to be purchased.

(d)	New Container Purchase Commitments

At September 30, 2007, the Company had placed orders with manufacturers for containers to be delivered subsequent to September 30, 2007 in the total amount of $10,376.

(e)	Legal Proceedings

In 2005 the Company reserved $2.5 million to resolve a dispute with a container manufacturer. The Company paid $1.3 million pursuant to a court order. On November 28, 2006, the Company and its parent company, Trencor Limited, entered into a letter agreement related to a settlement with this container manufacturer and the sale of a South African container manufacturing plant. This container manufacturer owed money to Trencor and had claims against the Company. Pursuant to this letter agreement, the container manufacturer agreed to return the plant to Trencor in lieu of its liabilities and the Company agreed to cover Trencor’s losses upon the sale of the plant, up to a limit of $750, in settlement of the container manufacturer’s claims against them. The $450 reduction in the reserve was released to income in the fourth quarter of 2006. On August 23, 2007, Trencor entered into a sale agreement with a third party to sell the plant for an amount that would not result in any loss being recorded. This sale is subject to certain conditions being satisfied and the Company will reduce its reserve at such time as the conditions have been satisfied and the funds have been received from the buyer of the plant.

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements - [Continued]

September 30, 2007 and 2006

(Unaudited)

(All currency expressed in United States dollars in thousands)

(f)	Legal Proceedings on the Sale of the Partnerships’ Assets

On April 18, 2005, six California limited partnerships formed to invest in transportation equipment, which are now dissolved, sold substantially all of their assets to RFH, Ltd. (RFH). Certain subsidiaries of the Company were general partners of the California limited partnerships. As part of this sale transaction, RFH engaged the Company, one of the general partners, to manage the containers RFH bought.

Five lawsuits were filed between March 2005 and March 2007 in state and federal court, initiated by certain limited partners. The limited partners in the state and federal actions allege that the Company breached its fiduciary duty by engaging in self-dealing and conflicted transactions in entering into the Asset Sale. In the federal case, there is an additional allegation that the Company violated federal securities laws because proxy statements issued in connection with the sale of assets were materially false or misleading. The lawsuits seek certain remedies from the general partners and the Company. On January 10, 2007, the federal case was dismissed, with prejudice, and has since been timely appealed. Discovery is ongoing in the consolidated state case. While it is not possible to predict or determine the outcome of these lawsuits, the Company believes that these lawsuits are without merit. The Company intends to vigorously defend against the lawsuits.

(7)	Subsequent Events

The Company has reserved a maximum of 8% of the Company’s issued and outstanding common shares as of forty-five (45) days after the completion of the IPO for issuance under the 2007 Share Incentive Plan.

On October 9, 2007 the Company granted 1,063,202 stock options at a price of $16.50 per share and 1,063,202 restricted share units pursuant to its 2007 Share Incentive Plan. We expect that a total of 1,681,967 shares will remain available for grant under the 2007 Share Incentive Plan as of forty-five (45) days after the completion of the IPO and after giving effect to such grants. The Company is determining the fair value of the options so that the appropriate amount of share-based compensation can be recorded starting in the fourth quarter 2007.

ITEM 2	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and related notes included in Item 1 of this Report on Form 6-K, as well as our audited and unaudited consolidated financial statements and related notes included in the final prospectus relating to our initial public offering dated October 9, 2007 and filed with the Securities and Exchange Commission (the “SEC”) on October 11, 2007. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See “Information Regarding Forward-Looking Statements; Cautionary Language.” Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Report on Form 6-K, particularly in “Risk Factors.” Dollar amounts in this section are expressed in thousands unless otherwise indicated.

As used in the following discussion and analysis (1) “Textainer,” “TGH,” “the company,” “we,” “us” and “our” refer to Textainer Group Holdings Limited, a Bermuda company, and its subsidiaries; (2) “TEU” refers to a “Twenty-Foot Equivalent Unit,” which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20’ dry freight container, thus a 20’ container is one TEU and a 40’ container is two TEU; (3) “CEU” refers to a Cost Equivalent Unit, which is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20’ dry freight container, so the cost of a standard 20’ dry freight container is one CEU; the cost of a 40’ dry freight container is 1.6 CEU; and the cost of a 40’ high cube dry freight container (9’6” high) is 1.68 CEU; (4) “our owned fleet” means the containers we own; (5) “our managed fleet” means the containers we manage that are owned by other container investors; (6) “our fleet” and “our total fleet” mean our owned fleet plus our managed fleet plus any containers we lease from other lessors; and (7) “container investors” means the owners of the containers in our managed fleet.

Overview

On October 15, 2007, we completed an initial public offering of our common shares at a price of $16.50 per share and listed our common shares on the New York Stock Exchange under the symbol “TGH.” We sold 9,000,000 of our common shares and generated proceeds of approximately $138 million, after deducting underwriting discounts and other offering expenses. We used a portion of the proceeds to repay borrowings of $56.0 million incurred in the Capital Transaction.

Operating since 1979, we are the world’s largest lessor of intermodal containers based on fleet size (Containerisation International Market Analysis: Container Leasing Market 2007), with a total fleet of more than 1.3 million containers, representing over 2,000,000 TEU. We lease containers to more than 300 shipping lines and other lessees, including each of the world’s top 20 container lines, as measured by container vessel fleet size. We believe we are one of the most reliable lessors of containers, in terms of consistently being able to supply containers in locations where our customers need them. We have provided an average of more than 90,000 TEU of new containers per year for the past 12 years, and have been one of the largest purchasers of new containers among container lessors over the same period. We believe we are also one of the two largest sellers of used containers among container lessors, having sold an average of more than 45,600 containers per year for the last five years. We provide our services worldwide via a network of 14 regional and area offices and over 300 independent depots in more than 130 locations. Trencor Limited (“Trencor”), a company publicly traded on the JSE Limited (the “JSE”) in Johannesburg, South Africa, and its affiliates currently have beneficiary interest in a majority of our issued and outstanding common shares.

We operate our business in four core segments:

•	Container Ownership. As of September 30, 2007, we owned containers accounting for approximately 40% of our fleet.

•

Container Management. As of September 30, 2007, we managed containers on behalf of 13 container investors, providing acquisition, management and disposal services. These managed containers account for the remaining 60% of our fleet.

•

Container Resale. We generally sell containers from our fleet when they reach the end of their useful lives in marine service or when it is financially attractive for us to do so, considering the location, sale price, cost of repair, and possible repositioning expenses. We also purchase and lease or resell containers from shipping line customers, container traders and other sellers of containers.

•

Military Management. We lease containers to the U.S. military pursuant to our firm, fixed price, indefinite quantity contract with the Surface Deployment and Distribution Command (“SDDC”) and earn a fee for supplying and managing its fleet of leased containers. We are the main supplier of leased intermodal containers to the U.S. military.

Each of these core businesses comprises a reportable segment for financial statement reporting purposes. For the three and nine months ended September 30, 2007 and 2006, income before income taxes generated by each of the four core businesses, before inter-segment eliminations, was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
	(Dollars in thousands)
Container Ownership	$13,595	$10,066	$37,477	$29,326
Container Management	$4,639	$3,118	$13,506	$8,256
Container Resale	$2,932	$1,271	$6,499	$3,996
Military Management	$927	$230	$1,980	$905

The table below summarizes the composition of our fleet, in TEU, by type of containers, as of September 30, 2007:

	Standard Dry Freight	Dry Freight Specialized	Total	Percent of Total Fleet
Managed	1,167,755	12,599	1,180,354	57.8%
Owned	808,568	4,641	813,209	39.8%
Finance leases and sub-leased units	48,465	465	48,930	2.4%

Total fleet	2,024,788	17,705	2,042,493	100.0%

Our lease fleet as of September 30, 2007 based on TEU on hire as a percentage of total TEU on hire was as follows:

Percent of Total On- Hire Fleet
Term leases	64.1%
Master leases	29.5%
Spot leases	4.0%
Finance and sale-type leases	2.4%

Total	100.0%

The following table summarizes average total fleet utilization (CEU basis) for the three and nine months ended September 30, 2007 and 2006:

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006
Former Computation	91.6%	92.2%	91.3%	90.7%
New Computation	94.1%	Not available	93.8%	Not available

We measure utilization on the basis of containers on lease, using the actual number of days on hire, expressed as a percentage of containers available for lease, using the actual days available for lease. Prior to 2007, we calculated containers available for lease to include all containers in our fleet (“Former Computation”). Utilization figures in this Report on Form 6-K for periods prior to 2007 are calculated in the latter manner. Starting in 2007, to conform to the method used by most of our competitors, we began calculating containers available for lease by excluding containers that have been manufactured for us but have not been delivered yet to a lessee and containers designated as held-for-sale units (“New Computation”).

The following is a reconciliation of net income to EBITDA for the three and nine months ended September 30, 2007 and 2006. EBITDA (defined as net income, before interest income and interest expense, realized and unrealized (gains) losses on derivative instruments, net, income tax expense, minority interest expense and depreciation and amortization expense) is not a financial measure calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. EBITDA is presented solely as a supplemental disclosure because management believes that it may be a useful performance measure that is widely used within our industry. EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison. We believe EBITDA provides useful information on our earnings from ongoing operations, on our ability to service our long-term debt and other fixed obligations, and on our ability to fund our continued growth with internally generated funds. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	It does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	It does not reflect changes in, or cash requirements for, our working capital needs;

•	It does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•	Although depreciation is a non-cash charge, the assets being depreciated may be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

•	It is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006
Reconciliation of EBITDA:
Net income	$19,310	$13,941	$52,624	$39,206
Adjustments:
Interest income	(746)	(614)	(2,123)	(1,635)
Interest expense	10,127	8,829	27,378	24,214
Realized gains on derivative instruments, net	(971)	(956)	(2,712)	(1,948)
Unrealized losses on derivative instruments, net	3,855	3,826	4,077	211
Income tax expense	1,903	889	4,678	2,950
Minority interest expense	4,816	3,615	13,966	13,892
Depreciation expense	12,505	13,771	35,896	43,396
Amortization expense	908	458	1,978	458

EBITDA	$51,707	$43,759	$135,762	$120,744

Our total revenues primarily consist of leasing revenues derived from the lease of our owned containers and, to a lesser extent, fees received for managing containers owned by third parties, equipment resale and military management. The most important driver of our profitability is the extent to which revenues on our owned fleet and management fee income exceed our operating costs. The key drivers of our revenues are fleet size, rental rates and utilization. Our operating costs primarily consist of depreciation and amortization, interest expense, direct operating expenses and administrative expenses. Our lessees are generally responsible for loss of or damage to a container beyond ordinary wear and tear, and they are required to purchase insurance to cover any other liabilities.

On July 23, 2007, we purchased for $56.0 million the exclusive rights to manage the container fleet of Capital Lease Limited, Hong Kong (“Capital”) from Green Eagle Investments N.V., an investment vehicle of DVB Bank America N.V., which had concurrently purchased all of the outstanding capital shares of Capital. We began managing the Capital fleet on September 1, 2007 (the “Capital Transaction”). Capital was the world’s eighth largest container leasing company as measured by fleet size with over 500,000 TEU in its fleet.

The U.S. military informed us in August and September 2007 that 27,925 containers that they leased from us were unaccounted for. Of this total, 10,604 were owned containers, 12,657 were managed for third party owners and 4,664 were subleased. Per the terms of our contract with the U.S. military, they will pay a stipulated loss value for each of these containers. Due to the loss of these containers, future rental income from the U.S. military on these containers will cease. We recorded a gain on disposal of lost military containers, net of $4,639 during the quarterly period ended September 30, 2007 consisting of a gain of $4,101 on the disposal of owned containers and a net gain on the disposal of subleased containers of $538. There was no direct effect on the Company’s results due to the disposal of the managed containers. This is not expected to be a recurring event.

Revenue

Our revenue comprises lease rental income, management fees, trading and other container sale proceeds and gain on sale of containers.

Lease Rental Income. We generate lease rental income by leasing our owned containers to container shipping lines and other customers, such as the U.S. military. Lease rental income comprises daily per diem rental changes due under the lease agreements, together with payments for other charges set forth in the leases, such as handling fees, drop-off charges and pick-up charges and credits (together “geography revenue”) and charges for a damage protection plan (“DPP”). The operating results of our owned container business are determined by the amount by which our container rental revenue exceeds our ownership costs, consisting primarily of depreciation, interest expense, storage, handling and other direct operating expenses and management costs.

Utilization is a key performance indicator which demonstrates how much of our equipment is on lease at a point in time or over a period of time. We measure utilization on the basis of containers on lease, using the actual number of days on hire, expressed as a percentage of containers available for lease, using the actual days available for lease. Prior to 2007, we calculated containers available for lease to include all containers in our fleet. Utilization figures for periods prior to 2007 are calculated in this manner. Starting in 2007, to conform to the method used by most of our competitors, we began calculating containers available for lease by excluding containers that have been manufactured for us but have not been delivered yet to a lessee and containers designated as held-for-sale units. This change in the method of calculating utilization causes our utilization rate to appear higher than under the former methodology, but has no effect on the amount of lease rental income earned. Our utilization is primarily a function of our current lease structure, overall level of container demand, the location of our available containers and prevailing lease terms by location. The location of available containers is critical because containers available in high-demand locations are more readily leased and are typically leased on more favorable terms than containers available in low-demand locations.

Lease rental income is also affected by per diem rates. The per diem rate for a lease is set at the time we enter into a lease agreement. Our long-term per diem rate for new containers has historically been strongly influenced by new container pricing (which in turn is heavily influenced by container manufacturing industry concentrations and steel and other component pricing), interest rates, the balance of supply and demand for containers at a particular time and location, our estimate of the residual value of the container at the end of its useful life in marine service, the type of the container being leased, container purchasing activities by container shipping lines and competitors and efficiencies in container utilization by container shipping lines. Average per diem rates for containers in our owned fleet and in the portfolios of containers comprising our managed fleet change slowly in response to changes in new container prices because existing lease agreements can only be re-priced upon the expiration of the lease.

Management Fees. Management fee revenue is generated by our management services, which include the acquisition, leasing, repair, repositioning, storage and disposition of containers. We provide these management services pursuant to management agreements with container investors. Under these agreements, we earn fees for the acquisition of new containers and the management of the containers, and a sales commission upon disposition of containers under management. The management agreements typically cover the entire economic life of the containers.

Our acquisition fees are calculated as a percentage of the cost of the container. Our management fees are calculated as a percentage of net operating income of the containers. Net operating income is calculated as the lease payment and any other revenue attributable to a container, minus operating expenses related to that container (but not depreciation or financing expenses of the container investor). The management fee percentage generally varies based upon the type of lease and the terms of the management agreement. Management fee percentages for long-term leases are generally lower than management fee percentages for short-term leases because less daily involvement by management personnel is required to manage long-term leases. Our sales commissions are either fixed dollar amount or based on a percentage of the sales price.

All rental operations are conducted worldwide in our name as agent for the container investors. Revenues, customer accounts receivable, operating expenses, and vendor payables arising from direct container operations of the managed portion of our fleet are excluded from our financial statements.

Trading Container Sales Proceeds. Our Container Resale Division purchases used containers from third parties, primarily shipping lines, and resells these containers to a wide variety of buyers. This activity is reported as part of trading container sales proceeds.

Gain on Sale of Containers, net. Gain on sale of containers, net, represents the excess of the sale price of our owned fleet containers over their net book value at the time of sale. Containers are generally sold at the end of their useful lives in marine service or when it is financially attractive for us to do so, considering the location, sale price, cost of repair and possible repositioning expenses.

Operating Expenses

Our operating expenses include direct container expenses and depreciation of container rental equipment applicable to our owned containers, as well as general and administrative expenses for our total fleet.

Direct Container Expenses. Storage, handling, maintenance, repositioning and other direct container expenses are operating costs of our owned fleet. Storage and handling expenses occur when our customers drop off containers at depots around the world. Storage and handling expenses vary significantly by location. Other direct container expenses include maintenance expenses, which are the result of normal wear and tear on the containers, and repositioning expenses, which are incurred when we contract to move containers from locations where our inventories exceed actual or expected demand to locations with higher demand. Storage, handling, maintenance, repositioning and other direct container expenses are directly related to the number of containers in our owned fleet and inversely related to our utilization rate for those containers. As utilization increases, we typically have lower storage, handling, maintenance and repositioning expenses.

On September 8, 2006, the FASB posted the Staff Position (FSP), Accounting for Planned Major Maintenance Activities. FSP AUG AIR-1 amends certain provisions in the AICPA Industry Audit Guide, Audits of Airlines, and APB Opinion No. 28, Interim Financial Reporting. FSP AUG AIR-1 prohibits the use of the formerly allowed accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial statements. This guidance was effective for the nine month period ended September 30, 2007 and was applied retrospectively for all financial statements presented.

Our leases require the lessee to pay for any damage to the container beyond normal wear and tear at the end of the lease term. We also offer a DPP pursuant to which the lessee pays a fee over the term of the lease (per diem) in exchange for not being charged for certain damages at the end of the lease term. This revenue is recognized as earned over the term of the lease. Prior to 2007, for containers not subject to a DPP and for containers where DPP was billed upon drop off, we accrued for repairs once we made the decision to repair the container, which was made in advance of us incurring the repair obligations. For containers covered by per diem DPP, we accounted for estimated future repairs on an accrual basis over the estimated term of the lease. The impact of implementing FSP AUG AIR-1 on the financial statements was to reduce liabilities and increase shareholders’ equity by approximately $5.6 million as of December 31, 2006. As the equipment repair accruals have not changed significantly from period to period, there was no material change to our results of operations for any period following adoption of FSP AUG AIR-1.

Cost of Trading Containers Sold. We buy used containers for resale, primarily from shipping lines. Cost of trading containers sold represents the cost of these containers and is recognized as an expense at the time the containers are sold.

Depreciation Expense. We depreciate our containers on a straight line basis over a period of 12 years to a fixed residual value. We regularly assess both the estimated useful life of our containers and the expected residual values, and, when warranted, adjust our depreciation estimate accordingly. Depreciation expense will vary over time based upon the number and the purchase price of containers in our owned fleet. Beginning in the third quarter of 2006, depreciation of our existing owned fleet decreased as a result of an increase in our estimate of the residual values of our containers. However, this decrease could be partially or totally offset as a result of an increase in the size of our owned fleet in subsequent periods.

Amortization Expense. Amortization expense represents the amortization of the price paid for the Gateway Transaction and the Capital Transaction. The purchase prices for these transactions are being amortized over the expected useful lives of the respective contracts on a pro-rata basis to the expected management fees.

General and Administrative Expense. Our general and administrative expenses are primarily employee-related costs such as salary, employee benefits, rent, travel and entertainment costs, as well as expenses incurred for outside services such as legal, consulting and audit-related fees. We expect general and administrative expenses to be higher in the future, as we incur additional costs related to operating as a public company.

Incentive Compensation Expense. Incentive compensation expense is the short-term annual bonus plan in which all company employees participate. The compensation amounts are determined on an annual basis based on the company’s return on shareholders’ equity.

Bad Debt Expense, net. Bad debt expense, net, represents the amounts recorded to provide for an allowance for the doubtful collection of accounts receivable for the owned fleet.

Results of Operations

Comparison of the Three Months Ended September 30, 2007 and 2006

The following table summarizes our total revenues for the three months ended September 30, 2007 and 2006:

	Three Months Ended September 30,		% Change Between 2007 & 2006
	2007	2006
	(Dollars in thousands)
	(Unaudited)
Lease rental income	$48,574	$48,008	1.2%
Management fees	6,397	4,749	34.7%
Trading container sales proceeds	6,153	2,296	168.0%
Gain on sale of containers, net	4,184	2,637	58.7%
Other	4	146	(97.3)%

Total revenues	$65,312	$57,836	12.9%

Lease rental income increased $566 (1.2%) from the three months ended September 30, 2006 to the three months ended September 30, 2007. The increase was mainly due to a $1,563 increase resulting from a 3.8% increase in fleet size and a $563 increase resulting from a 1.3% increase in utilization, partially offset by a $1,619 decrease resulting from a 3.7% decrease in rental rates.

Management fees increased $1,648 (34.7%) from the three months ended September 30, 2006 to the three months ended September 30, 2007. $1,313 of this increase was due to the Capital Transaction with most of the remaining increase due to an increase in sales commissions on disposed containers.

Trading container sales proceeds increased $3,857 (168.0%) from the three months ended September 30, 2006 to the three months ended September 30, 2007. $3,689 of the increase was due to a 160.7% increase in units sold, and $168 of the increase was due to an increase in average sales proceeds of $39 per unit.

Gain on sale of containers, net, increased $1,547 (58.7%) from the three months ended September 30, 2006 to the three months ended September 30, 2007. $730 of the increase was due to a 1,968 increase in containers disposed, and $817 of the increase was due to a $90 increase in average net gain per unit.

The following table summarizes our total operating expenses for the three months ended September 30, 2007 and 2006:

	Three Months Ended September 30,		% Change Between 2007 & 2006
	2007	2006
	(Dollars in thousands)
	(Unaudited)
Direct container expense	$7,929	$6,733	17.8%
Cost of trading containers sold	4,768	1,786	167.0%
Depreciation expense	12,505	13,771	(9.2)%
Amortization expense	908	458	98.3%
General and administrative expense	4,341	3,979	9.1%
Incentive compensation expense	879	1,249	(29.6)%
Share based compensation expense	—	72	(100.0)%
Bad debt expense, net	293	235	24.7%

Total operating expenses	$31,623	$28,283	11.8%

Direct container expense increased $1,196 (17.8%) from the three months ended September 30, 2006 to the three months ended September 30, 2007 primarily due to a 6.7% increase in average fleet size resulting in a $165 increase in storage expense, a $513 increase in DPP expense, a $129 increase in maintenance expense, and a $254 increase in repositioning expense.

Cost of trading containers sold increased $2,982 (167.0%) from the three months ended September 30, 2006 to the three months ended September 30, 2007. $2,870 of the increase was due to a 160.7% increase in units sold, and $112 of the increase was due to a 2.4% increase in the average cost per unit sold.

Depreciation expense decreased $1,266 (-9.2%) from the three months ended September 30, 2006 to the three months ended September 30, 2007 primarily due to the increase in estimated future residual values used in the calculation of depreciation expense, partially offset by a larger fleet size.

Amortization expense increased $450 (98.3%) from the three months ended September 30, 2006 to the three months ended September 30, 2007 due to the Capital Transaction, for which amortization of the purchase price began on September 1, 2007.

General and administrative expense increased $362 (9.1%) from the three months ended September 30, 2006 to the three months ended September 30, 2007. $114 of the increase is due to increased compensation cost and $123 was due to increased professional fees.

Incentive compensation expense decreased $370 (29.6%) from the three months ended September 30, 2006 to the three months ended September 30, 2007 due to a lower expected incentive compensation award for 2007.

Bad debt expense, net, increased $58 (24.7%) from the three months ended September 30, 2006 to the three months ended September 30, 2007 primarily due to a net increase in the allowance for doubtful accounts.

The following table summarizes other income (expenses) for the three months ended September 30, 2007 and 2006:

	Three Months Ended September 30,		% Change Between 2007 & 2006
	2007	2006
	(Dollars in thousands)
	(Unaudited)
Interest expense	$(10,127)	$(8,829)	14.7%
Interest income	746	614	21.5%
Realized gains on derivative instruments, net	971	956	1.6%
Unrealized losses on derivative instruments	(3,855)	(3,826)	0.8%
Gain on disposal of lost military containers, net	4,639	—	—
Other, net	(34)	(23)	47.8%

Net other expense	$(7,660)	$(11,108)	31.0%

Interest expense increased $1,298 (14.7%) from the three months ended September 30, 2006 to the three months ended September 30, 2007. $51 of the increase was due to an increase in average interest rates of 0.03 percentage points and $1,247 was due to an increase in average debt balances of $76,125.

Interest income increased $132 (21.5%) from the three months ended September 30, 2006 to the three months ended September 30, 2007. $130 of the increase was due to an increase in average interest rates of 0.94 percentage points and $2 was due to an increase in average cash balances of $199.

Realized gains on derivative instruments, net increased $15 (1.6%) from the three months ended September 30, 2006 to the three months ended September 30, 2007. $13 of the increase was due to an increase in average interest rates of 0.02 percentage points and $2 was due to an increase in average interest rate swap notional amounts of $565.

Unrealized losses on derivative instruments increased $29 (0.8%) from the three months ended September 30, 2006 to the three months ended September 30, 2007 due to a decrease in the change in fair value of interest rate swap agreements held.

Gain on disposal of lost military containers, net of $4,639 during the three months ended September 30, 2007 consists of a gain of $4,101 on the disposal of 10,604 owned containers and a net gain of $538 on the disposal of 4,664 subleased containers.

The following table summarizes income tax and minority interest expense for the three months ended September 30, 2007 and 2006:

	Three Months Ended September 30,		% Change Between 2007 & 2006
	2007	2006
	(Dollars in thousands)
	(Unaudited)
Income tax expense	$1,903	$889	114.1%
Minority interest expense	$4,816	$3,615	33.2%

Income tax expense increased $1,014 (114.1%) from the three months ended September 30, 2006 to the three months ended September 30, 2007. $383 of the increase was due to an increase in taxable income and $631 was due to a higher effective tax rate for the three months ended September 30, 2007.

Minority interest expense increased $1,201 (33.2%) from the three months ended September 30, 2006 to the three months ended September 30, 2007 due to a higher level of Textainer Marine Containers Limited net income.

Comparison of the Nine Months Ended September 30, 2007 and 2006

The following table summarizes our total revenues for the nine months ended September 30, 2007 and 2006:

	Nine Months Ended September 30,		% Change Between 2007 & 2006
	2007	2006
	(Dollars in thousands)
	(Unaudited)
Lease rental income	$145,223	$138,687	4.7%
Management fees	16,538	11,323	46.1%
Trading container sales proceeds	13,315	11,583	15.0%
Gain on sale of containers, net	9,795	6,823	43.6%
Other	290	328	(11.6)%

Total revenues	$185,161	$168,744	9.7%

Lease rental income increased $6,536 (4.7%) from the nine months ended September 30, 2006 to the nine months ended September 30, 2007. The increase was mainly due to a $5,108 increase resulting from a 4.3% increase in fleet size, a $3,942 increase resulting from a 3.2% increase in utilization and a $1,335 increase resulting from increased geography revenue, partially offset by a $4,126 decrease resulting from a 3.2% decrease in rental rates.

Management fees increased $5,215 (46.1%) from the nine months ended September 30, 2006 to the nine months ended September 30, 2007. $2,980 of this increase was due to revenue from the Gateway Transaction for nine months in 2007 compared to only three months in 2006, $1,313 was due to the Capital Transaction with most of the remaining increase due to an increase in sales commissions on disposed containers.

Trading container sales proceeds increased $1,732 (15.0%) from the nine months ended September 30, 2006 to the nine months ended September 30, 2007. $1,097 of the increase was due to a 9.5% increase in units sold, and $635 of the increase was due to an increase in average sales proceeds of $65 per unit.

Gain on sale of containers, net, increased $2,972 (43.6%) from the nine months ended September 30, 2006 to the nine months ended September 30, 2007 due to a 8,500 increase in containers disposed.

The following table summarizes our total operating expenses for the nine months ended September 30, 2007 and 2006:

	Nine Months Ended September 30,		% Change Between 2007 & 2006
	2007	2006
	(Dollars in thousands)
	(Unaudited)
Direct container expense	$26,356	$22,448	17.4%
Cost of trading containers sold	10,547	9,494	11.1%
Depreciation expense	35,896	43,396	(17.3)%
Amortization expense	1,978	458	331.9%
General and administrative expense	12,728	11,968	6.4%
Incentive compensation expense	3,057	2,969	3.0%
Share-based compensation expense	20	216	(90.7)%
Bad debt expense, net	1,289	737	74.9%

Total operating expenses	$91,871	$91,686	0.2%

Direct container expense increased $3,908 (17.4%) from the nine months ended September 30, 2006 to the nine months ended September 30, 2007 primarily due to a $1,581 increase in DPP expense and a $2,790 increase in repositioning expense, partially offset by a $316 decrease in agency expense and a $273 decrease in insurance expense.

Cost of trading containers sold increased $1,053 (11.1%) from the nine months ended September 30, 2006 to the nine months ended September 30, 2007. $899 of the increase was due to a 9.5% increase in units sold and $154 of the increase was due to a 1.5% increase in the average cost per unit sold.

Depreciation expense decreased $7,500 (-17.3%) from the nine months ended September 30, 2006 to the nine months ended September 30, 2007 primarily due to the increase in estimated future residual values used in the calculation of depreciation expense, partially offset by a larger fleet size.

Amortization expense increased $1,520 (331.9%) from the nine months ended September 30, 2006 to the nine months ended September 30, 2007 due to amortization of the purchase price for the Gateway transaction for nine months in 2007 compared to only three months in 2006 and the Capital Transaction, for which amortization of the purchase price began on September 1, 2007.

General and administrative expense increased $760 (6.4%) from the nine months ended September 30, 2006 to the nine months ended September 30, 2007. $397 of the increase was due to increased salary expense and $216 was due to increased professional fees.

Bad debt expense, net, increased $552 (74.9%) from the nine months ended September 30, 2006 to the nine months ended September 30, 2007 primarily due to a net increase for the period to the allowance for doubtful accounts.

The following table summarizes other income (expenses) for the nine months ended September 30, 2007 and 2006:

	Nine Months Ended September 30,		% Change Between 2007 & 2006
	2007	2006
	(Dollars in thousands)
	(Unaudited)
Interest expense	$(27,378)	$(24,214)	13.1%
Interest income	2,123	1,635	29.8%
Realized gains on derivative instruments	2,712	1,948	39.2%
Unrealized losses on derivative instruments, net	(4,077)	(211)	1,832.2%
Gain on disposal of lost military containers, net	4,639	—	—
Other, net	(41)	(168)	(75.6)%

Net other expense	$(22,022)	$(21,010)	4.8%

Interest expense increased $3,164 (13.1%) from the nine months ended September 30, 2006 to the nine months ended September 30, 2007. $1,520 of the increase was due to an increase in average interest rates of 0.35 percentage points and $1,644 was due to an increase in average debt balances of $36,400.

Interest income increased $488 (29.8%) from the nine months ended September 30, 2006 to the nine months ended September 30, 2007. $355 of the increase was due to an increase in average interest rates of 0.78 percentage point and $133 was due to an increase in average cash balances of $4,569.

Realized gains on derivative instruments, net increased $764 (39.2%) from the nine months ended September 30, 2006 to the nine months ended September 30, 2007. $845 of the increase was due to an increase in average interest rates of 0.33 percentage points partially offset by an $81 decrease due to a decrease in average interest rate swap notional amounts of $14,824.

Unrealized losses on derivative instruments increased $3,866 (1,832.2%) from the nine months ended September 30, 2006 to the nine months ended September 30, 2007 due to a greater decrease in the change in fair value of interest rate swap agreements held.

Gain on disposal of lost military containers, net of $4,639 during the nine months ended September 30, 2007 consists of a gain of $4,101 on the disposal of 10,604 owned containers and a net gain of $538 on the disposal of 4,664 subleased containers.

The following table summarizes income tax and minority interest expense for the nine months ended September 30, 2007 and 2006:

	Nine Months Ended September 30,		% Change Between 2007 & 2006
	2007	2006
	(Dollars in thousands)
	(Unaudited)
Income tax expense	$4,678	$2,950	58.6%
Minority interest expense	$13,966	$13,892	0.5%

Income tax expense increased $1,728 (58.6%) from the nine months ended September 30, 2006 to the nine months ended September 30, 2007. $1,060 of the increase was due to an increase in taxable income and $668 was due to a higher effective tax rate for the nine months ended September 30, 2007.

Minority interest expense increased $74 (0.5%) from the nine months ended September 30, 2006 to the nine months ended September 30, 2007 due to a higher level of Textainer Marine Containers Limited net income.

Segment Information:

The following table summarizes our income before taxes attributable to each of our business segments for the nine months ended September 30, 2007 and 2006 (before inter-segment eliminations):

	Nine Months Ended September 30,		% Change Between 2007 & 2006
	2007	2006
	(Dollars in thousands)
Container ownership	$37,477	$29,326	27.8%
Container management	$13,506	$8,256	63.6%
Container resale	$6,499	$3,996	62.6%
Military management	$1,980	$905	118.8%

Income before taxes for the container ownership segment increased $8,151 (27.8%) from the nine months ended September 30, 2006 to the nine months ended September 30, 2007. $6,583 of the increase was due to increased rental income due to a larger fleet size and higher utilization offset by lower rental rates. $2,975 of the increase was due to increased gain on sale of containers and $4,101 was due to the U.S. military lost on lease containers. $7,280 of the increase was due to a decrease in depreciation expense due to the increase in estimated future residual values used in the calculation of depreciation expense, partially offset by a larger fleet size. These increases were offset by an increase in direct container expenses of $3,908 due to a larger fleet size, an increase in interest expense of $3,164 primarily due to a larger average debt balance and $3,866 due to an increase in unrealized losses on derivative instruments.

Income before taxes for the container management segment increased $5,250 (63.6%) from the nine months ended September 30, 2006 to the nine months ended September 30, 2007 primarily due to an increase in management fees earned on the Gateway fleet for nine months in 2007 compared to only three months in 2006, the addition of the Capital fleet on September 1, 2007 and management fees earned based on the increase in net operating income resulting from the adoption of FSP AUG AIR-1 in 2007, partially offset by an increase of $1,520 in amortization expense due to the amortization of the intangible assets related to the acquisition of the rights to manage the Gateway and Capital lease fleets.

Income before taxes for the container resale segment increased $2,503 (62.6%) from the nine months ended September 30, 2006 to the nine months ended September 30, 2007. This was due to an increase in sales commissions from an increased volume of managed fleet disposals and an increase in trading profit from an increased volume of trading containers sold.

Income before taxes for the military management segment increased $1,075 (118.8%) from the nine months ended September 30, 2006 to the nine months ended September 30, 2007. $218 of this increase was due to subleasing profit, $566 was due to gain on the disposal of sublease units, primarily due to the lost on lease containers and $245 was due to a decrease in overhead expense.

Liquidity and Capital Resources

As of September 30, 2007, we had cash and cash equivalents of $32,803. In October, 2007 we raised approximately $138 million in our initial public offering net of underwriting discounts and offering expenses. Our principal sources of liquidity have been cash flows from operations, proceeds from the sale of containers, issuance of bonds, and borrowings under our secured debt facility and revolving credit facility. Our revolving credit facility is a bank revolving facility extended to one of our subsidiaries, Textainer Limited. Our secured debt facility is a conduit facility, which allows for recurring borrowings and repayments, granted to a subsidiary of Textainer Limited, Textainer Marine Containers Limited. Textainer Marine Containers Limited is also the issuer of our bonds. During July 2007 we borrowed approximately $56,000 to fund the Capital Transaction, which was repaid in November 2007 from the initial public offering proceeds. As of September 30, 2007, we had the following borrowing capacity under our debt facilities (in thousands):

Facility	Current Borrowing	Additional Available Borrowing, as limited by our Borrowing Base	Additional Borrowing Commitment	Total Commitment
Revolving credit facility	$25,000	$30,618	$50,000	$75,000
Secured debt facility	174,501	41,528	125,499	300,000
Bonds payable	444,667	—	—	444,667

Total	$644,168	$72,146	$175,499	$819,667

We currently believe that cash flow from operations, proceeds from the sale of containers and borrowing availability under our debt facilities are sufficient to meet our liquidity needs, including for the payment of dividends, for the next twelve months and for the foreseeable future.

Our revolving credit facility, secured debt facility and long-term bond arrangements require us to comply with certain financial covenants. As of September 30, 2007, we believe we were in compliance with all of these covenants.

Cash Flow

The following table summarizes historical cash flow information for the nine months ended September 30, 2007 and 2006:

	Nine Months Ended September 30,
	2007	2006
	(Dollars in thousands) (Unaudited)
Net income	$52,624	$39,206
Adjustments to reconcile net income to net cash provided by operating activities	20,960	51,108

Net cash provided by operating activities	73,584	90,314
Net cash used in investing activities	(151,153)	(67,453)
Net cash provided by (used in) financing activities	69,135	(24,617)
Effect of exchange rate changes	74	282

Net decrease in cash and cash equivalents	(8,360)	(1,474)
Cash and cash equivalents at beginning of period	41,163	42,231

Cash and cash equivalents at end of period	$32,803	$40,757

Operating Cash Flows

Operating cash flows decreased $16,730 (-18.5%) from the nine months ended September 30, 2006 to the nine months ended September 30, 2007 primarily due to an increase in accounts receivable of $27,013 and an increase in gain on sale of containers and disposal of lost military containers of $7,611 (111.6%), a decrease in the adjustment due to depreciation expense of $7,500 (17.3%) related to the change in residual values used in the depreciation policy offset by an increase in net income of $13,418, an increase in the adjustment for unrealized losses on derivative instruments, net of $3,866 and an increase in the adjustment for accrued expenses of $4,815.

Investing Activities Cash Flows

Net cash used in investing activities increased $83,700 (124.1%) from the nine months ended September 30, 2006 to the nine months ended September 30, 2007 due to higher new container purchases and the $56 million Capital Transaction compared to the $19 million Gateway Transaction in 2006, partially offset by higher proceeds from sales of containers largely due to the sale of lost containers to the U.S. military.

Financing Activities Cash Flows

Net cash provided by financing activities increased $93,752 from the nine months ended September 30, 2006 to the nine months ended September 30, 2007 primarily due to a $121,500 net borrowing from secured debt facilities in 2007 compared to borrowing of $42,000 in 2006 and a net borrowing on the revolving credit facility of $25,000 in 2007 compared to $16,000 in 2006, partially offset by $12,975 for the decrease in restricted cash balances in 2007 and $9,751 due to increased dividends in 2007.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations by due date as of September 30, 2007:

	Payments Due by Period
	Total	2008	2009	2010	2011	2012 and thereafter
	(Dollars in thousands)
	(Unaudited)
Total debt obligations:
Revolving credit facility	$25,000	$—	$4,688	$6,250	$14,062	$—
Bonds payable	444,667	58,000	58,000	58,000	58,000	212,667
Secured debt facility	174,501	4,363	17,450	17,450	17,450	117,788
Interest obligation(1)	152,679	33,818	29,894	25,400	20,423	43,144
Interest rate swap receivable(2)	(3,102)	(1,693)	(1,104)	(301)	(4)	—
Interest rate swap payable(2)	180	96	74	10	—	—
Office lease obligations	6,456	1,499	1,596	1,458	1,331	572
Trading and other container purchase commitments	1,273	1,273	—	—	—	—
Container purchase commitments	10,376	10,376	—	—	—	—
Container contracts payable	39,952	39,952	—	—	—	—

Total contractual obligations	$851,982	$147,684	$110,598	$108,267	$111,262	$374,171

(1)	Assuming an estimated current interest rate of LIBOR plus a margin, which equals an all-in interest rate of 5.43%.

(2)	Calculated based on the difference between our fixed contractual rates and the counterparties’ estimated average LIBOR rate of 5.12%, for all periods, for all interest rate contracts outstanding as of September 30, 2007.

Off Balance Sheet Arrangements

At September 30, 2007, we had no off-balance sheet arrangements or obligations. An off-balance sheet arrangement includes any contractual obligation, agreement or transaction arrangement involving an unconsolidated entity under which we would have: (1) retained a contingent interest in transferred assets; (2) an obligation under derivative instruments classified as equity; (3) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or that engages in leasing, hedging or research and development services with us; or (4) made guarantees.

Currency

Almost all of our revenues are denominated in U.S. dollars and approximately 59% of our direct container expenses in 2006 were denominated in U.S. dollars. Our operations in locations outside of the U.S. have some exposure to foreign currency fluctuations, and trade growth and the direction of trade flows can be influenced by large changes in relative currency values. However, part of our non-U.S. dollar operating expenses is transportation and other costs incurred as a result of the SDDC contract. The SDDC contract contains an adjustment feature such that we are effectively protected against most foreign currency risks for the expenses incurred under the SDDC contract. In 2006, our non-U.S. dollar operating expenses were spread among 14 currencies, resulting in some level of self-hedging. We do not engage in currency hedging.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires management to use judgment in making estimates and assumptions that affect reported amounts of assets and liabilities, the reported amounts of income and expenses during the reporting period and the disclosure of contingent assets and liabilities as of the date of the financial statements. We have identified the policies and estimates below as among those critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimate is made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. The following accounting policies and estimates include inherent risks and uncertainties related to judgments and assumptions made by us. Our estimates are based on the relevant information available at the end of each period.

Revenue Recognition

Lease Rental Income. We recognize revenue from operating leases of our owned containers as earned over the term of the lease. Where minimum lease payments vary over the lease term, revenue is recognized on a straight-line basis over the term of the lease. We cease recognition of lease revenue if and when a container lessee defaults in making timely lease payments or we otherwise determine that future lease payments are not likely to be collected from the lessee. Our determination of the collectibility of future lease payments is made by management on the basis of available information, including the current creditworthiness of container shipping lines that lease containers from us, historical collection results and review of specific past due receivables. If we experience unexpected payment defaults from our container lessees, we will cease revenue recognition for those leases, which will reduce container rental revenue. Finance lease income is recognized using the effective interest method, which generates a constant rate of interest over the period of the lease. The same risks of collectibility discussed above apply to our collection of finance lease income. If we experience unexpected payment defaults under our finance leases, we will cease revenue recognition for those leases, which will reduce finance lease income.

Our leases require the lessee to pay, at the end of the lease term, for any damage to the container beyond normal wear and tear. We also offer a DPP pursuant to which the lessee pays a fee over the term of the lease, primarily on a daily basis, in exchange for not being charged for certain damages at the end of the lease term. It is our policy to recognize these revenues as earned on a daily basis over the related term of the lease. We have not recognized revenue for customers who are billed at the end of the lease term under our DPP or for other lessees who do not participate in the DPP. Based on past history, there is uncertainty as to collectibility of these amounts because the amounts due under the DPP are typically re-negotiated at the end of the lease term or when the lease term is extended.

Management Fee Revenue. We recognize revenue from management fees earned under management agreements on an as-earned basis. Fees are calculated as a percentage of net operating income, which is revenue from the containers under management minus direct operating expense related to those containers. If a lessee of a managed container defaults in making timely lease payments or we otherwise determine that future lease payments are not likely to be collected from the lessee, then we will cease to record lease revenue, which in turn will result in reduced management fee revenue.

Accounting for Container Leasing Equipment

Accounting for container leasing equipment includes depreciation, impairment of held for use equipment and the impairment of containers held for sale.

Depreciation. When we acquire containers, we record the cost of the container on our balance sheet. We then depreciate the container over its estimated “useful life” (which represents the number of years we expect to be able to lease the container to shipping lines) to its estimated “residual value” (which represents the amount we estimate we will recover upon the sale or other disposition of the equipment at the end of its “useful life” as a shipping container). Our estimates of useful life are based on our actual experience with our fleet, and our estimates of residual value are based on a number of factors including disposal price history.

We review our depreciation policies, including our estimates of useful lives and residual values, on a regular basis to determine whether a change in our estimates of useful lives and residual values is warranted. Prior to September 1, 2006, we estimated that standard dry freight containers, which represent substantially all the containers in our fleet, have a useful life in marine services of 12 years and had residual values of $650 for a 20’, $800 for a 40’, and $900 for a 40’ high cube. Beginning on September 1, 2006, we changed our residual value estimates to $850 for a 20’, $950 for a 40’ and $1,000 for a 40’ high cube. Our change in residual value estimates is based on our recent sales history and current market conditions for the sale of used containers, which we currently believe is the best indicator of the residual value we will realize. The effect of this change will be a reduction in depreciation expense as compared to what would have been reported using the previous estimates. We continue to estimate a container’s “useful life” in marine service to be 12 years from the first lease out date after manufacture.

If market conditions in the future warrant a further change of our estimates of the useful lives or residual values of our containers, we may be required to again recognize increased or decreased depreciation expense. A decrease in either the useful life or residual value of our containers would result in increased depreciation expense and decreased net income.

Impairment. We periodically evaluate our containers held for use to determine whether there has been any event that would cause the book value of our containers to be impaired. Any such impairment would be expensed in our results of operations. Impairment exists when the future undiscounted cash flows generated by an asset are estimated to be less than the net book value of that asset. If impairment exists, the containers are written down to their fair value. This fair value then becomes the containers’ new cost basis and is depreciated over their remaining useful life in marine services to their estimated residual values. Any impairment charge would result in decreased net income.

Containers Held for Sale. We also evaluate all off-lease containers to determine whether the containers will be repaired and returned to service or sold based upon what we estimate will be the best economic alternative. If we designate a container as held for sale, depreciation on the container ceases, and the container is reported at the lower of (1) its recorded value or (2) the amount we expect to receive upon sale (less the estimated cost to sell the container). Any writedown of containers held for sale is reflected in our statement of operations as an expense. If a large number of containers are identified for sale or prices for used containers drop, impairment charges for containers held for sale may increase, which would result in decreased net income.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts is reviewed regularly by our management and is based on the risk profile of the receivables, credit quality indicators such as the level of past due amounts and non-performing accounts and economic conditions. Our credit committee meets regularly to assess performance of our container lessees and to recommend actions to be taken in order to reduce credit risks. Changes in economic conditions or other events may necessitate additions or deductions to the allowance for doubtful accounts. The allowance is intended to provide for losses inherent in the owned fleet’s accounts receivable, and requires the application of estimates and judgments as to the outcome of collection efforts and the realization of collateral, among other things. If the financial condition of our container lessees were to deteriorate, reducing their ability to make payments, additional allowances may be required, which would decrease our net income or increase our net loss in the period of the adjustment.

Income Taxes

Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected in our consolidated financial statements. Deferred tax liabilities and assets are determined based on the differences between the book values and the tax basis of particular assets and liabilities, using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance would be recorded to reduce our deferred tax assets to an amount we determine is more likely than not to be realized, based on our analyses of past operating results, future reversals of existing taxable temporary differences and projected taxable income. Our analyses of future taxable income are subject to a wide range of variables, many of which involve estimates. Uncertainty regarding future events and changes in tax regulation could materially alter our valuation of deferred tax liabilities and assets. If we determine that we would not be able to realize all or part of our deferred tax assets in the future, we would record a valuation allowance and make a corresponding change to our earnings in the period in which we make such determination. If we later determine that we are more likely than not to realize our deferred tax assets, we would reverse the applicable portion of the previously-provided valuation allowance.

In certain situations, a taxing authority may challenge positions adopted in our income tax filings. For transactions that we believe may be challenged, we may apply a different tax treatment for financial reporting purposes. We regularly assess the tax positions for such transactions and include reserves for those differences in position. The reserves are utilized or reversed once the statute of limitations has expired or the matter is otherwise resolved.

In July 2006, the FASB issued FASB Interpretation 48, Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 on January 1, 2007 did not have a significant effect on our consolidated financial position and we do not expect a significant effect on our results of operations.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). This statement establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. This statement retains the exchange price notion in earlier definitions of fair value. SFAS No. 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). SFAS No. 157 is effective for financial statements issued for years beginning after November 15, 2007, and interim periods within those years with earlier application encouraged. We do not expect the adoption of SFAS No. 157 to have a material effect on our consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115. Under this pronouncement, companies may elect to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reporting earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. However, SFAS No. 159 specifically includes financial assets and financial liabilities recognized under leases (as defined in SFAS No. 13, Accounting for Leases), as among those items not eligible for the fair value measurement option except contingent obligations for cancelled leases and guarantees of third-party lease obligations. This statement is effective for fiscal years that begin after November 15, 2007. We do not expect the adoption of SFAS No. 159 to have a material effect on our consolidated financial position or results of operations.

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND CREDIT RISK

Quantitative and Qualitative Disclosures About Market Risk

There have been no material changes in our market risks during the three months and nine months ended September 30, 2007, respectively. For a discussion of the market risks to which we are exposed, see “Quantitative and Qualitative Disclosures About Market Risk” included in the final prospectus relating to our initial public offering dated October 9, 2007 and filed with the SEC on October 11, 2007.

Quantitative and Qualitative Disclosures About Credit Risk

There have been no material changes in our credit risks during the three months and nine months ended September 30, 2007, respectively. For a discussion of the credit risks to which we are exposed, see “Quantitative and Qualitative Disclosures About Credit Risk” included in the final prospectus relating to our initial public offering dated October 9, 2007 and filed with the SEC on October 11, 2007.

ITEM 4	RISK FACTORS

Risk Factors

An investment in our common shares involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained elsewhere in this Report on Form 6-K, including our financial statements and the related notes, before investing in our common shares. Any of the risk factors we describe below could adversely affect our business, cash flows, results of operations and financial condition. The market price of our common shares could decline and you may lose some or all of your investment if one or more of these risks and uncertainties develop into actual events. The following risk factors restate and supersede the risk factors previously disclosed in the final prospectus relating to our initial public offering dated October 9, 2007 and filed with the SEC on October 11, 2007.

Risks Related to Our Business and Industry

The demand for leased containers depends on many political and economic factors beyond our control.

Substantially all of our revenue comes from activities related to the leasing, managing and selling of containers. Our ability to continue successfully leasing containers to container shipping lines, earning management fees on leased containers and source capital required to purchase containers depends, in part, upon the continued demand for leased containers.

Demand for containers depends largely on the rate of world trade and economic growth, with worldwide consumer demand being the most critical factor affecting this growth. Economic downturns in the U.S., Europe and other countries with consumer-oriented economies could result in a reduction in world trade volume and demand by container shipping lines for leased containers. Thus, a decrease in the volume of world trade may adversely affect our utilization and per diem rates and lead to reduced revenue and increased operating expenses (such as storage and repositioning costs), and have an adverse effect on our financial performance. We cannot predict whether, or when, such downturns will occur.

Other general factors affecting demand for leased containers, utilization and per diem rates include the following:

•	prices of new and used containers;

•	economic conditions, competitive pressures and consolidation in the container shipping industry;

•	shifting trends and patterns of cargo traffic;

•	fluctuations in demand for containerable goods outside their area of production;

•	the availability and terms of container financing;

•	fluctuations in interest rates and foreign currency values;

•	overcapacity, undercapacity and consolidation of container manufacturers;

•	the lead times required to purchase containers;

•	the number of containers purchased by competitors and container lessees;

•	container ship fleet overcapacity or undercapacity;

•	increased repositioning by container shipping lines of their own empty containers to higher demand locations in lieu of leasing containers;

•	consolidation or withdrawal of individual container lessees in the container leasing industry;

•	import/export tariffs and restrictions;

•	customs procedures, foreign exchange controls and other governmental regulations;

•	natural disasters that are severe enough to affect local and global economies or interfere with trade; and

•	other political and economic factors.

Many of these and other factors affecting the container industry are inherently unpredictable and beyond our control. These factors will vary over time, often quickly and unpredictably, and any change in one or more of these factors may have a material adverse effect on our business and results of operations. Many of these factors also influence the decision by container shipping lines to lease or buy containers. Should one or more of these factors influence container shipping lines to buy a larger percentage of the containers they operate, our utilization rate could decrease, resulting in decreased revenue and increased storage and repositioning costs, which would harm our business results of operations and financial condition.

Lease rates may decrease, which could harm our business, results of operations and financial condition.

We compete mostly on price and availability of containers. Lease rates for our containers depend on a large number of factors, including the following:

•	the supply of containers available;

•	the price of new containers;

•	the type and length of the lease;

•	interest rates;

•	embedded residual assumptions;

•	the type and age of the container;

•	the location of the container being leased;

•	the number of containers available for lease by our competitors; and

•	the lease rates offered by our competitors.

Most of these factors are beyond our control. In addition, lease rates can be negatively impacted by the entrance of new leasing companies, overproduction of new containers by factories and over-buying by shipping lines, leasing competitors and tax-driven container investors. For example, during 2001 and again in the second quarter of 2005, overproduction of new containers, coupled with a build-up of container inventories in Asia by leasing companies and shipping lines, led to decreasing utilization rates. In the event that the container shipping industry were to be characterized by overcapacity in the future, or if available supply of containers were to increase significantly as a result of, among other factors, new companies entering the business of leasing and selling containers, both utilization and lease rates can be expected to decrease, thereby adversely affecting the revenues generated by our fleet, which could harm our business, results of operations and financial condition.

If we are unable to lease our new containers shortly after we purchase them, our risk of ownership of the containers increases.

Lease rates for new containers are positively correlated to the fluctuations in the price of new containers. Container prices can fluctuate greatly due to the factors discussed below. In the past five years, we have purchased containers at prices ranging from $1,138 per CEU to $2,396 per CEU. If we are unable to lease the new containers that we purchase within a short period of time of such purchase, the market price of new containers and the corresponding market lease rates for new containers may decrease, regardless of the high cost of the previously purchased containers. This decline could harm our business, results of operations and financial conditions.

Sustained reduction in prices of new containers could harm our business and results of operations.

If there is a sustained downturn in new container prices, the lease rates of older, off-lease containers would also be expected to decrease. As of September 30, 2007, we had an average cost of $1,643 per CEU for our owned fleet. If there is a sustained reduction in the price of new containers such that the market lease rate for all containers is reduced, this trend could harm our business and results of operations, notwithstanding the fact that we could purchase cheaper containers.

Further consolidation of container manufacturers or the disruption of manufacturing for the major manufacturers could result in higher new container prices and/or decreased supply of new containers. Any increase in the cost or reduction in the supply of new containers could harm our business, results of operations and financial condition.

We currently purchase almost all of our containers from manufacturers based in the People’s Republic of China (“the PRC”). If it were to become more expensive for us to procure containers in the PRC or to transport these containers at a low cost from the manufacturer to the locations where they are needed by our container lessees because of changes in exchange rates between the U.S. Dollar and Chinese Yuan, further consolidation among container suppliers, increased tariffs imposed by the U.S. or other governments, increased fuel costs, or for any other reason, we may have to seek alternative sources of supply. While we are not dependent on any single manufacturer, we may not be able to make alternative arrangements quickly enough to meet our container needs, and the alternative arrangements may increase our costs.

In particular, the availability and price of containers depend significantly on the capacity and bargaining position of the major container manufacturers. There has recently been a consolidation in the container manufacturing industry, resulting in two major manufacturers having market share of approximately 70% of that industry. This increased bargaining position has led to sustained increases in container prices. If the increased cost of purchasing containers is not matched by an increase in lease rates, our business, results of operations and financial conditions would be harmed.

Terrorist attacks, the threat of such attacks or the outbreak of war and hostilities could negatively impact our operations and profitability and may expose us to liability.

Terrorist attacks and the threat of such attacks have contributed to economic instability in the U.S. and elsewhere, and further acts or threats of terrorism, violence, war or hostilities could similarly affect world trade and the industries in which we and our container lessees operate. For example, worldwide containerized trade dramatically decreased in the immediate aftermath of the September 11, 2001 terrorist attacks in the U.S., which affected demand for leased containers. In addition, terrorist attacks, threats of terrorism, violence, war or hostilities may directly impact ports, depots, our facilities or those of our suppliers or container lessees and could impact our sales and our supply chain. A severe disruption to the worldwide ports system and flow of goods could result in a reduction in the level of international trade and lower demand for our containers.

Our lease agreements require our lessees to indemnify us for all costs, liabilities and expenses arising out of the use of our containers, including property damage to the containers, damage to third-party property and personal injury. However, our lessees may not have adequate resources to honor their indemnity obligations upon a terrorist attack. Our insurance coverage is limited and is subject to large deductibles and significant exclusions and we have very limited insurance for liability arising from a terrorist attack. Accordingly, we may not be protected from liability (and expenses in defending against claims of liability) arising from a terrorist attack.

A substantial portion of our containers is leased out from or manufactured at locations in the PRC and a significant portion of our major shipping line customers is domiciled in either the PRC (including Hong Kong) or Taiwan. Therefore, our results of operations are subject to changes resulting from the political and economic policies of the PRC.

A substantial portion of our containers is leased out from locations in the PRC because of the large volume of goods being shipped from the PRC to the U.S. or Europe. The main manufacturers of containers are also located in the PRC. These business operations could be restricted by the political environment in the PRC. The PRC has operated as a socialist state since 1949 and is controlled by the Communist Party of China. In recent years, however, the government has introduced reforms aimed at creating a “socialist market economy” and policies have been implemented to allow business enterprises greater autonomy in their operations. Changes in the political leadership of the PRC may have a significant effect on laws and policies related to the current economic reform programs, other policies affecting business and the general political, economic and social environment in the PRC, including the introduction of measures to control inflation, changes in the rate or method of taxation, and the imposition of additional restrictions on currency conversion, remittances abroad, and foreign investment. Moreover, economic reforms and growth in the PRC have been more successful in certain provinces than in others, and the continuation of or increases in such disparities could affect the political or social stability of the PRC.

Although we believe that the economic reform and the macroeconomic measures adopted by the PRC have had a positive effect on the economic development of the PRC, the future direction of these economic reforms is uncertain. This uncertainty may affect the economic development in the PRC, thereby affecting the level of trade with the rest of the world and the corresponding need for containers to ship goods from the PRC. In addition, a large portion of our shipping line customers are domiciled either in the PRC (including Hong Kong) or in Taiwan. In fiscal year 2006, 33.3% of our revenue was attributable to shipping line customers that were either domiciled in the PRC (including Hong Kong) or in Taiwan. The manufacturing facilities of the container manufacturers from which we purchased all of our containers in 2006 are also located in the PRC. Political instability in either the PRC or Taiwan could have a negative effect on our major customers, our ability to obtain containers and correspondingly, our results of operations and financial condition.

The legal system in the PRC has inherent uncertainties that could limit the legal protections available to us.

We currently purchase all of our containers from manufacturers based in the PRC. In addition, a substantial portion of our containers is leased out from locations in the PRC. California law governs almost all of these agreements. However, disputes or settlements arising out of these agreements may need to be enforced in the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in the PRC. However, since these laws and regulations are relatively new and the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and may be subject to considerable discretion, variation, or influence by external forces unrelated to the legal merits of a particular matter. The enforcement of these laws, regulations, and rules involves uncertainties that may limit remedies available to us. Any litigation or arbitration in the PRC may be protracted and may result in substantial costs and diversion of resources and management attention. In addition, the PRC may enact new laws or amend current laws that may be detrimental to us, which may have a material adverse effect on our business operations. If we are unable to enforce any legal rights we may have under our contracts or otherwise, our ability to compete and our results of operations could be harmed.

The demand for leased containers is partially tied to international trade. If this demand were to decrease due to increased barriers to trade, or for any other reason, it could reduce demand for intermodal container leasing, which would harm our business and financial condition.

A substantial portion of our containers is used in trade involving goods being shipped from the PRC to the United States, Europe or other regions. The willingness and ability of international consumers to purchase PRC goods is dependent on political support, in the United States, Europe and other countries, for an absence of government-imposed barriers to international trade in goods and services. For example, international consumer demand for PRC goods is related to price; if the price differential between PRC goods and domestically-produced goods were to decrease due to increased tariffs on PRC goods, demand for PRC goods could decrease, which could result in reduced demand for intermodal container leasing. A similar reduction in demand for intermodal container leasing could result from an increased use of quotas or other technical barriers to restrict trade from or to the PRC. The current regime of relatively free trade may not continue.

Because substantially all of our revenues are generated in U.S. dollars, but a significant portion of our expenses are incurred in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.

The U.S. dollar is our primary operating currency and substantially all of our revenues are generated in U.S. dollars. However, a significant portion of our expenses are incurred in other currencies. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies. For the years ended December 31, 2006 and 2005, 41% and 34%, respectively, of our direct container expenses were paid in 15 different foreign currencies. A decrease in the value of the U.S. dollar against foreign currencies in which our expenses are incurred translates into an increase in those expenses in U.S. dollar terms, which would decrease our net income.

Sustained Asian economic instability could reduce demand for leasing, which would harm our business and financial condition.

Many of our customers are substantially dependent upon shipments of goods exported from Asia. From time to time, there have been health scares, such as Severe Acute Respiratory Syndrome and avian flu, financial turmoil, natural disasters and political instability in Asia. If these events were to occur in the future, they could adversely affect our container lessees and the general demand for shipping and lead to reduced demand for leased containers or otherwise adversely affect us. Any reduction in demand for leased containers would harm our business, results of operations and financial condition.

We own a large and growing number of containers in our fleet and are subject to significant ownership risk.

Ownership of containers entails greater risk than management of containers for container investors. As we increase the number of containers in our owned fleet, we will increase our exposure to financing costs, changes in per diem rates, re-leasing risk, changes in utilization rates, lessee defaults, repositioning costs, storage expenses, impairment charges and changes in sales price upon disposition of containers. The number of containers in our owned fleet fluctuates over time as we purchase new containers, sell containers into the secondary resale market, and acquire other fleets. As part of our strategy, we are focused on increasing the number of owned containers in our fleet and therefore, we expect our ownership risk to increase correspondingly. We paid $104.8 million to purchase containers for our owned fleet in 2006 and we expect to purchase approximately $194 million of new containers in 2007. We believe we will be able to find container investors to purchase the desired portion of the new containers that we want to manage. If we are unable to locate container investors to purchase these containers, we may purchase the containers ourselves and operate them as part of our owned fleet.

As we increase the number of containers in our owned fleet, we will have significant capital at risk and may need to have more debt, which could result in financial instability.

As we increase the number of containers in our owned fleet, either as a result of planned growth in our owned fleet or as a result of our inability to attract investment to purchase containers from container investors, we will likely have more capital at risk and may need to maintain higher debt balances at a level that may adversely affect our return on equity and reduce our ability to raise capital, including our ability to borrow money to continue expanding our owned fleet. Future borrowings may not be available under our debt facilities and we may not be able to refinance these facilities, if necessary, on commercially reasonable terms or at all. We may need to raise additional debt or equity capital in order to fund our business, expand our sales activities and/or respond to competitive pressures. We may not have access to the capital resources we desire or need to fund our business. These effects, among others, may reduce our profitability and adversely affect our plans to maintain the container management portion of our business.

If we are unable to finance continued purchase of containers, our competitive position may diminish and our results of operation may be harmed.

Our container lessees typically prefer newer containers. Also, a portion of our container fleet is disposed of due to age or other factors every year. To stay competitive we must continually add new containers to our fleet. If we are unable to make the necessary capital expenditures, our fleet of containers may be less attractive to our container lessees and our business, results of operations and financial condition could suffer.

We derive a substantial portion of our revenue from each of our container ownership and container resale segments from a limited number of container lessees, and the loss of, or reduction in business by, any of these container lessees could harm our business and financial condition.

We have derived, and believe that we will continue to derive, a significant portion of our revenue and cash flow from a limited number of container lessees. Our business comprises four reportable segments for financial statement reporting purposes: container ownership, container management, container resale and military management. Revenue for our container ownership segment comes primarily from container lessees that lease containers from our owned fleet. Revenue for our container management segment is also primarily dependent on the lease revenue of those containers that we manage. Revenue from our 25 largest container lessees by revenue represented $259.0 million or 80.7% of the total fleet container for the fiscal year ended December 31, 2006, with revenue from our single largest container lessee accounting for $28.9 million, or 9.0% of container leasing revenue during such period.

We do not distinguish between our owned fleet and our managed fleet when we enter into leases with or lease containers to container shipping lines. Accordingly, the largest lessees of our owned fleet are typically among the largest lessees of our managed fleet, and our management fee revenue is based on the number and performance of managed containers on lease to container lessees. As a result, the loss of, or default by, any of our largest container lessees could have a material adverse effect on the revenue for both our container ownership segment and our container management segment, and could harm our business, results of operations and financial condition.

We face extensive competition in the container leasing industry.

We may be unable to compete favorably in the highly competitive container leasing and container management businesses. We compete with a relatively small number of major leasing companies, many smaller lessors, companies and financial institutions offering finance leases, and promoters of container ownership and leasing as a tax-efficient investment. In addition, the shipping lines own a significant amount of the world’s intermodal containers and effectively compete with us. Some of these competitors have greater financial resources and access to capital than we do. Additionally, some of these competitors may have large, underutilized inventories of containers, which could, if leased, lead to significant downward pressure on per diem rates, margins and prices of containers. Competition among container leasing companies depends upon many factors, including, among others: per diem rates; supply reliability; lease terms, including lease duration, drop-off restrictions and repair provisions; customer service; and the location, availability, quality and individual characteristics of containers. New entrants into the leasing business have been attracted by the high rate of containerized trade growth and the extent of investment from a number of container investors in recent years. New entrants may be willing to offer pricing or other terms that we are unwilling or unable to match. Shipping lines may prefer to use containers they own instead of leasing containers from us. As a result, we may not be able to maintain a high utilization rate or achieve our growth plans.

The international nature of the container shipping industry exposes us to numerous risks.

Our ability to enforce lessees’ obligations may be subject to applicable law in the jurisdiction in which enforcement is sought or the country of domicile of the lessee. As containers are predominantly located on international waterways and the lessees domiciled in many different countries, it is not possible to predict, with any degree of certainty, the jurisdictions in which enforcement proceedings may be commenced. For example, repossession from defaulting lessees may be difficult and more expensive in jurisdictions in which laws do not confer the same security interests and rights to creditors and lessors as those in the U.S. and in jurisdictions where recovery of containers from defaulting lessees is more cumbersome. As a result, the relative success and expedience of enforcement proceedings with respect to containers in various jurisdictions cannot be predicted.

We are also subject to risks inherent in conducting business across national boundaries, any one of which could adversely impact our business. These risks include:

•	regional or local economic downturns;

•	fluctuations in currency exchange rates;

•	changes in governmental policy or regulation;

•	restrictions on the transfer of funds or other assets into or out of different countries;

•	import and export duties and quotas;

•	domestic and foreign customs and tariffs;

•	war, hostilities and terrorist attacks, or the threat of any of these events;

•	government instability;

•	nationalization of foreign assets;

•	government protectionism;

•	compliance with export controls, including those of the U.S. Department of Commerce;

•	compliance with import procedures and controls, including those of the U.S. Department of Homeland Security;

•	consequences from changes in tax laws, including tax laws pertaining to the container investors;

•	potential liabilities relating to foreign withholding taxes;

•	labor or other disruptions at key ports;

•	difficulty in staffing and managing widespread operations; and

•	restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in various jurisdictions.

One or more of these factors or other related factors may impair our current or future international operations and, as a result, harm our business, results of operations and financial condition.

We rely on our proprietary information technology systems to conduct our business. If these systems fail to perform their functions adequately, or if we experience an interruption in their operation, our business, results of operations and financial prospects could be harmed.

The efficient operation of our business is highly dependent on our proprietary information technology systems. We rely on our systems to record transactions, such as repair and depot charges and changes to book value, and movements associated with each of our owned or managed containers. We use the information provided by these systems in our day-to-day business decisions in order to effectively manage our lease portfolio, reduce costs and improve customer service. We also rely on these systems for the accurate tracking of the performance of our managed fleet for each container investor. The failure of our systems to perform as we expect could disrupt our business, adversely affect our results of operations and cause our relationships with lessees and container investors to suffer. Our information technology systems are vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power loss and computer systems failures and viruses. Even though we have developed redundancies and other contingencies to mitigate any disruptions to our information technology systems, these redundancies and contingencies may not completely prevent interruptions to our information technology systems. Any such interruptions could harm our business, results of operations and financial condition.

Consolidation and concentration in the container shipping industry could decrease the demand for leased containers.

We primarily lease containers to container shipping lines. We believe container shipping lines require a quantity of containers equal to just under two times the total TEU capacity on their container ships to support their operations. The container shipping lines have historically relied on a large number of leased containers to satisfy their needs. Consolidation of major container shipping lines could create efficiencies and decrease the demand that container shipping lines have for leased containers because they may be able to fulfill a larger portion of their needs through their owned container fleets. Consolidation could also create concentration of credit risk if the number of our container lessees decreases. Additionally, large container shipping lines with significant resources could choose to manufacture their own containers, which would decrease their demand for leased containers and could harm our business, results of operations and financial condition.

We may incur significant costs to reposition our containers, which could harm our business, results of operations and financial condition.

When lessees return containers to locations where supply exceeds demand, we sometimes reposition containers to higher demand areas. Repositioning expenses vary depending on geographic location, distance, freight rates and other factors, and may not be fully covered by drop-off charges collected from the previous lessee of the containers or pick-up charges paid by the new lessee. We seek to limit the number of and impose surcharges on containers returned to low demand locations. Market conditions, however, may not enable us to continue such practices. In addition, we may not be able to accurately anticipate which locations will be characterized by higher or lower demand in the future, and our current contracts will not protect us from repositioning costs if locations that we expect to be higher demand locations turn out to be lower demand locations at the time the containers are returned. Any such increases in costs to reposition our containers could harm our business, results of operations and financial condition.

Lessee defaults may harm our business, results of operations and financial condition by decreasing revenue and increasing storage, repositioning, collection and recovery expenses.

Our containers are leased to numerous container lessees. Lessees are required to pay rent and to indemnify us for damage to or loss of containers. Lessees may default in paying rent and performing other obligations under their leases. A delay or diminution in amounts received under the leases (including leases on our managed containers), or a default in the performance of maintenance or other lessee obligations under the leases could adversely affect our business, results of operations and financial condition and our ability to make payments on our debt.

Our cash in-flows from containers, principally container rental revenue, management fee revenue, gain on disposition of used equipment and commissions earned on the sale of containers on behalf of container investors, are affected significantly by our ability to collect payments under leases and purchase and sale agreements, which is subject to external economic conditions and the operations of lessees and others that are not within our control.

When lessees default, we may fail to recover all of our containers and the containers we do recover may be returned to locations where we will not be able to quickly re-lease or sell them on commercially acceptable terms. We may have to reposition these containers to other places where we can re-lease or sell them, which could be expensive depending on the locations and distances involved. Following repositioning, we may need to repair the containers and pay container depots for storage until the containers are re-leased. For our owned containers, these costs will directly reduce our income before taxes and for our managed containers, lessee defaults will decrease rental revenue and increase operating expenses, and thus reduce our management fee revenue. While we maintain insurance to cover some defaults, it is subject to large deductible amounts and significant exclusions and, therefore, may not be sufficient to prevent us from suffering material losses. Additionally, this insurance might not be available to us in the future on commercially reasonable terms or at all. While defaults by lessees, as measured by our experience and reflected on our financial statements as a bad debt expense, averaged less than 1% of lease rental revenue over the past 13 years, future defaults may be more material and any such future defaults could harm our business, results of operations and financial condition.

U.S. investors in our company could suffer adverse tax consequences if we are characterized as a passive foreign investment company for U.S. federal income tax purposes.

Based upon the nature of our business activities, we may be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to direct or indirect U.S. investors in our common shares. For example, if we are a PFIC, our U.S. investors could become subject to increased tax liabilities under U.S. tax laws and regulations and could become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either:

•	75% or more of our gross income in a taxable year is passive income, or

•	the average percentage of our assets (which includes cash) by value in a taxable year which produce or are held for the production of passive income is at least 50%.

In applying these tests, we are treated as owning or generating directly our pro rata share of the assets and income of any corporation in which we own at least 25% by value. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we have raised.

If you are a U.S. investor and we are a PFIC for any taxable year during which you own our common shares, you could be subject to adverse U.S. tax consequences. Under the PFIC rules, unless a U.S. investor is permitted to and does elect otherwise under the Internal Revenue Code, such U.S. investor would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the investor’s holding period for our common shares. Based on the composition of our income, valuation of our assets (including goodwill), and our election to treat certain of our subsidiaries as disregarded entities for U.S. federal income tax purposes, we do not expect that we should be treated as a PFIC for our current taxable year. However, there can be no assurance at all in this regard. Because the PFIC determination is highly fact intensive and made at the end of each taxable year, it is possible that we may be a PFIC for the current or any future taxable year or that the IRS may challenge our determination concerning our PFIC status.

We may become subject to unanticipated tax liabilities that may have a material adverse effect on our results of operations.

We are a Bermuda company, and we believe that a significant portion of the income derived from our operations will not be subject to tax in Bermuda, which currently has no corporate income tax, or in many other countries in which we conduct activities or in which our customers are located. However, this belief is based on the anticipated nature and conduct of our business, which may change. It is also based on our understanding of our position under the tax laws of the countries in which we have assets or conduct activities. This position is subject to review and possible challenge by taxing authorities and to possible changes in law that may have retroactive effect.

One of our non-U.S. subsidiaries, Textainer Limited, earns income that is effectively connected with its conduct of a trade or business within the U.S., and such effectively connected income is subject to U.S. federal income tax. We believe that we and the rest of our non-U.S. subsidiaries conduct our operations so that we and the rest of our non-U.S. subsidiaries are not engaged in a trade or business within the U.S. and therefore do not earn effectively connected income that would be subject to U.S. federal income tax. However, it is possible that the U.S. Internal Revenue Service may conclude that we and the rest of our non-U.S. subsidiaries are engaged in a U.S. trade or business and earn effectively connected income that is subject to U.S. federal income tax. Our results of operations could be materially and adversely affected if we become subject to a significant amount of unanticipated tax liabilities.

Our U.S. subsidiaries may be treated as personal holding companies for U.S. federal tax purposes now or in the future.

Any of our direct or indirect U.S. subsidiaries could be subject to additional U.S. tax on a portion of its income if it is considered to be a personal holding company (“PHC”) for U.S. federal income tax purposes. This status depends on whether more than 50% of the subsidiary’s shares by value could be deemed to be owned (taking into account constructive ownership rules) by five or fewer individuals and whether 60% or more of the subsidiary’s adjusted ordinary gross income consists of “personal holding company income,” which includes certain forms of passive and investment income. The PHC rules do not apply to non-U.S. corporations. We believe that none of our U.S. subsidiaries should be considered PHCs. In addition, we intend to cause our U.S. subsidiaries to manage their affairs in a manner that reduces the possibility that they will meet the 60% income threshold. However, because of the lack of complete information regarding our ultimate share ownership (i.e., particularly as determined by constructive ownership rules), our U.S. subsidiaries may become PHCs in the future and, in that event, the amount of U.S. federal income tax that would be imposed could be material.

The U.S. government has special contracting requirements which create additional risks.

We have entered into a firm, fixed price, indefinite quantity contract with the Surface Deployment and Distribution Command (“SDDC”) to supply leased marine containers to the U.S. military. As an indefinite quantity contract, there is no guarantee that the U.S. military will pay more than the minimum guarantee, which guaranteed amount is substantially below the total amount authorized under the contract. Thus, the expected revenues from the SDDC contract may not fully materialize. In addition, there is no guarantee that the U.S. military will exercise any option terms beyond those currently exercised or that we will be awarded additional periods (the “award terms”) in years 6 through 10 of the SDDC contract, which award is also subject to us performing at a certain level under the contract. If we do not perform in accordance with the terms of the SDDC contract, we may receive a poor performance report that would be considered by the U.S. military in exercising its options to extend the term of the contract and in making any future awards. Accordingly, we cannot be certain that the term of the SDDC contract will be extended or that we will be awarded any future government contracts.

In contracting with the U.S. military, we are subject to U.S. government contract laws, regulations and other requirements that impose risks not generally found in commercial contracts. For example, U.S. government contracts require contractors to comply with a number of socio-economic requirements and to submit periodic reports regarding compliance, are subject to audit and modification by the U.S. government in its sole discretion, and impose certain requirements relating to software and/or technical data that, if not followed, could result in the inadvertent grant to the U.S. government of broader licenses to use and disclose such software or data than we intended.

These laws, regulations and contract provisions also permit, under certain circumstances, the U.S. government unilaterally to:

•	suspend or prevent us for a set period of time from receiving new government contracts or extending existing contracts based on violations or suspected violations of laws or regulations;

•	terminate the SDDC contract;

•	reduce the scope and value of the SDDC contract;

•	audit our performance under the SDDC contract and our compliance with various regulations; and

•	change certain terms and conditions in the SDDC contract.

In addition, the U.S. military may terminate the SDDC contract either for its convenience at any time or if we default by failing to perform in accordance with the contract schedule and terms. Termination for convenience provisions generally enable the contractor to recover only those costs incurred or committed, and settlement expenses and profit on the work completed prior to termination. Termination for default provisions do not permit these recoveries and make the contractor liable for excess costs incurred by the U.S. military in procuring undelivered items from another source.

In addition, the U.S. government could bring criminal and civil charges against us based on intentional or unintentional violations of the representations and certifications that we have made in the SDDC contract. Although adjustments arising from U.S. government audits and reviews have not seriously harmed our business in the past, future audits and reviews could cause adverse effects. We could also suffer serious harm to our reputation if allegations of impropriety were made against us.

Gains and losses associated with the disposition of used equipment may fluctuate and adversely affect our business, results of operations and financial condition.

We regularly sell used containers at the end of their useful economic lives in marine service or when it is financially attractive for us to do so, considering the location, sale price, cost of repair, and possible repositioning expenses. The residual value of these containers affects our profitability. The volatility of the residual values of used containers may be significant. These values depend upon, among other factors, demand for used containers for secondary purposes, comparable new container costs, used container availability, condition and location of the containers, and market conditions. Most of these factors are outside of our control.

Containers are typically sold if it is in the best interest of the owner to do so after taking into consideration the prevailing sales price, as affected by the above factors, location, earnings prospects, remaining useful life, repair condition, and suitability for leasing or other uses. Gains or losses on the disposition of used container equipment and the sales fees earned on the disposition of managed containers will also fluctuate and may be significant if we sell large quantities of used containers. Any such fluctuations could harm our business, results of operations and financial condition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of our gains or losses on the disposition of used container equipment.

We may choose to pursue acquisitions or joint ventures that could present unforeseen integration obstacles or costs.

We may pursue acquisitions and joint ventures. Acquisitions involve a number of risks and present financial, managerial and operational challenges, including:

•	potential disruption of our ongoing business and distraction of management;

•	difficulty integrating personnel and financial and other systems;

•	hiring additional management and other critical personnel; and

•	increasing the scope, geographic diversity and complexity of our operations.

In addition, we may encounter unforeseen obstacles or costs in the integration of acquired businesses. Also, the presence of one or more material liabilities of an acquired company that are unknown to us at the time of acquisition may have a material adverse effect on our business. Acquisitions or joint ventures may not be successful, and we may not realize any anticipated benefits from acquisitions or joint ventures.

A reduction in the willingness of container investors to have us manage their containers could adversely affect our business, results of operations and financial condition.

A significant percentage of our revenue is attributable to management fees earned on services related to the leasing of containers owned by container investors. This revenue has very low direct operating costs associated with it. Accordingly, fluctuations in our management fee revenue in any period will have an impact on our profitability in that period. Our ability to continue to attract new management contracts depends upon a number of factors, including our ability to lease containers on attractive lease terms and to efficiently manage the repositioning, storage and disposition of containers. In the event container investors perceive another container leasing company as better able to provide them with a stable and attractive rate of return, we may lose management contract opportunities in the future, which could affect our business, results of operations and financial condition.

Our senior executives are critical to the success of our business and any inability to retain them or recruit new personnel could harm our business, results of operations and financial condition.

Our senior management has a long history in the container leasing industry, with our four most senior officers having an average of approximately 15 years of service with us and an average of 21 years in the container leasing industry. We rely on this knowledge and experience in our strategic planning and in our day-to-day business operations. Our success depends in large part upon our ability to retain our senior management, the loss of one or more of whom could have a material adverse effect on our business. Our success also depends on our ability to retain our experienced sales force and technical personnel as well as recruiting new skilled sales, marketing and technical personnel. Competition for these individuals in our industry is intense and we may not be able to successfully recruit, train or retain qualified personnel. If we fail to retain and recruit the necessary personnel, our business and our ability to obtain new container lessees and provide acceptable levels of customer service could suffer. We have employment agreements with all of our executive officers.

We may incur costs associated with new cargo security regulations, which may adversely affect our business, financial condition and results of operations.

We may be subject to regulations promulgated in various countries, including the U.S., seeking to protect the integrity of international commerce and prevent the use of containers for international terrorism or other illicit activities. For example, the Container Security Initiative, the Customs-Trade Partnership Against Terrorism and Operation Safe Commerce are among the programs administered by the U.S. Department of Homeland Security that are designed to enhance security for cargo moving throughout the international transportation system by identifying existing vulnerabilities in the supply chain and developing improved methods for ensuring the security of containerized cargo entering and leaving the U.S. Moreover, the International Convention for Safe Containers, 1972 (“CSC”), as amended, adopted by the International Maritime Organization, applies to new and existing containers and seeks to maintain a high level of safety of human life in the transport and handling of containers by providing uniform international safety regulations. As these regulations develop and change, we may incur compliance costs due to the acquisition of new, compliant containers and/or the adaptation of existing containers to meet new requirements imposed by such regulations. Additionally, certain companies are currently developing or may in the future develop products designed to enhance the security of containers transported in international commerce. Regardless of the existence of current or future government regulations mandating the safety standards of intermodal shipping containers, our competitors may adopt such products or our container lessees may require that we adopt such products. In responding to such market pressures, we may incur increased costs, which could have a material adverse effect on our business, results of operations and financial condition.

Our indebtedness reduces our financial flexibility and could impede our ability to operate.

We currently utilize three types of borrowings: (i) issuance of bonds; (ii) borrowings under a revolving credit facility and (iii) borrowings under a secured debt facility. Our revolving credit facility is a bank revolving facility involving a commitment to one of our subsidiaries, Textainer Limited, of $75.0 million. Our secured debt facility is a conduit facility, which allows for recurring borrowings and repayments, granted to a subsidiary of Textainer Limited, Textainer Marine Containers Limited. Textainer Marine Containers Limited is also the issuer of our bonds. We have typically funded a significant portion of the purchase price of new containers through borrowings under our revolving and secured debt facilities and intend to continue to do so in the future. Containers are purchased by Textainer Limited using proceeds of our revolving credit facility. Textainer Limited then sells these containers at book value to Textainer Marine Containers Limited, which then finances part of the purchase price with draw downs from our secured debt facility. In 2001 and again in 2005, at such time as the secured debt facility reached an appropriate size, it was refinanced through the issuance of bonds to institutional investors. We anticipate a similar refinancing at such time as the secured debt facility reaches a balance of between $300.0 million and, if we are able to increase the commitment under the secured debt facility, $500.0 million. This timing will depend on the level of future purchases of containers for our owned fleet.

As of September 30, 2007, we had outstanding borrowings of $25.0 million under our revolving credit facility, $174.5 million under our secured debt facility and $444.7 million of bonds payable. We expect that we will maintain a significant amount of indebtedness on an ongoing basis.

Payments of principal on our secured debt facility are not due until a conversion event, although we have the option of repaying the principal on those borrowings at any time. If we do not refinance the secured debt facility prior to June 6, 2008, a conversion event will occur, resulting in an increased interest rate and a need to make monthly principal payments. Payments of principal on our bonds are due monthly, although we may not prepay these bonds before June 15, 2008. The borrowings under our revolving credit facility do not amortize prior to January 31, 2009, although we have the option of repaying principal prior to that date. If we do not refinance our revolving credit facility prior to January 31, 2009, those borrowings will then become subject to an increased interest rate and we will need to make monthly principal payments. There is no assurance that we will be able to refinance our outstanding indebtedness, or if refinancing is available, that it can be obtained on terms that we can afford.

The amount of our indebtedness could have important consequences for us, including the following:

•

require us to dedicate a substantial portion of our cash flow from operations to make payments on our debt, thereby reducing funds available for operations, investments and future business opportunities and other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	reduce our ability to make acquisitions or expand our business;

•

make it more difficult for us to satisfy our debt obligations, and any failure to comply with such obligations, including financial and other restrictive covenants, could result in an event of default under the agreements governing such indebtedness, which could lead to, among other things, an acceleration of our indebtedness or foreclosure on the assets securing our indebtedness, which could have a material adverse effect on our business or financial condition;

•	limit our ability to borrow additional funds, or to sell assets to raise funds, if needed, for working capital, capital expenditures, acquisitions or other purposes; and

•	increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates.

We may not generate sufficient cash flow from operations to service and repay our debt and related obligations and have sufficient funds left over to achieve or sustain profitability in our operations, meet our working capital and capital expenditure needs or compete successfully in our industry.

We will require a significant amount of cash to service and repay our outstanding indebtedness and our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and repay our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. It is possible that:

•	our business will not generate sufficient cash flow from operations to service and repay our debt and to fund working capital requirements and planned capital expenditures;

•	future borrowings will not be available under our current or future credit facilities in an amount sufficient to enable us to refinance our debt; or

•	we will not be able to refinance any of our debt on commercially reasonable terms or at all.

Our revolving credit facility and secured debt facility and our bonds impose, and the terms of any future indebtedness may impose, significant operating, financial and other restrictions on us and our subsidiaries.

Restrictions imposed by our revolving credit facility and secured debt facility and our bonds may limit or prohibit, among other things, our ability to:

•	incur additional indebtedness;

•	pay dividends on or redeem or repurchase our common shares;

•	enter into new lines of business;

•	issue capital stock of our subsidiaries;

•	make loans and certain types of investments;

•	incur liens;

•	sell certain assets or merge with or into other companies or acquire other companies;

•	enter into certain transactions with shareholders and affiliates; and

•	restrict dividends, distributions or other payments from our subsidiaries.

We are also required to comply with certain financial ratio covenants. These restrictions could adversely affect our ability to finance our future operations or capital needs and pursue available business opportunities. A breach of any of these restrictions, including a breach of financial covenants, could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and fees, to be immediately due and payable and proceed against any collateral securing that indebtedness, which will constitute substantially all of our container assets.

If we are unable to enter into interest rate caps and swaps on reasonable commercial terms, our exposure associated with our variable rate debt could increase.

We have typically funded a significant portion of the purchase price of new containers through borrowings under our revolving and secured debt facilities and intend to continue to do so in the future. In 2001 and again in 2005, at such time as the secured debt facility reached an appropriate size, the facility was refinanced through the issuance of bonds. We anticipate a similar refinancing at such time as the secured debt facility reaches a balance of between $300.0 million and, if we are able to increase the secured debt facility commitment, $500.0 million. As of September 30, 2007, we had outstanding borrowing of $25.0 million under our revolving credit facility, $174.5 million under our secured debt facility and $444.7 million under our bonds payable, all of which are subject to variable interest rates. We have entered into various interest rate cap and swap agreements to mitigate our exposure associated with variable rate debt. The swap agreements involve payments by us to counterparties at fixed rates in return for receipts based upon variable rates indexed to the London Inter Bank Offered Rate (“LIBOR”). Our interest rate swap agreements have expiration dates between November 2007 and December 2010. Our interest rate cap agreements have expiration dates between October 2007 and November 2015. There can be no assurance that these interest rate caps and swaps will be available in the future, or if available, will be on terms satisfactory to us. If we are unable to obtain such interest rate caps and swaps, our exposure associated with our variable rate debt could increase.

Environmental liability may adversely affect our business, results of operations and financial condition.

We are subject to federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants to air, ground and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. We could incur substantial costs, including cleanup costs, fines and costs arising out of third-party claims for property or natural resource damage and personal injury, as a result of violations of or liabilities under environmental laws and regulations in connection with our or our lessees’ current or historical operations. Under some environmental laws in the U.S. and certain other countries, the owner or operator of a container may be liable for environmental damage, cleanup or other costs in the event of a spill or discharge of material from the container without regard to the fault of the owner or operator. While we typically maintain certain limited liability insurance and typically require lessees to provide us with indemnity against certain losses, the insurance coverage may not be sufficient to protect against any or all liabilities and such indemnities may not be sufficient, or available, to protect us against losses arising from environmental damage. Moreover, our lessees may not have adequate resources, or may refuse to honor their indemnity obligations and our insurance coverage is subject to large deductibles, coverage limits and significant exclusions.

We could face litigation involving our management of containers for container investors.

We manage containers for container investors under management agreements that are negotiated with each container investor. We make no assurances to container investors that they will make any amount of profit on their investment or that our management activities will result in any particular level of income or return of their initial capital. We believe that as the number of containers that we manage for container investors increases, the possibility that we may be drawn into litigation relating to these managed containers may also increase. Although our management agreements contain contractual protections and indemnities that are designed to limit our exposure to such litigation, such provisions may not be effective and we may be subject to a significant loss in a successful litigation by a container investor. In addition, we currently are in litigation regarding prior management of assets for certain terminated limited partnerships.

Certain liens may arise on our containers.

Depot operators, manufacturers, repairmen and transporters may come into possession of our containers from time to time and have amounts due to them from the lessees or sublessees of the containers. In the event of nonpayment of those charges by the lessees or sublessees, we may be delayed in, or entirely barred from, repossessing the containers, or be required to make payments or incur expenses to discharge such liens on our containers.

We may not always pay dividends on our common shares.

We may not be able to pay future dividends because they depend on future earnings, capital requirements, and financial condition. The declaration and payment of future dividends is at the discretion of our board of directors and will be dependent on our future operating results and the cash requirements of our business. There are a number of factors that can affect our ability to pay dividends and there is no guarantee that we will pay dividends in any given year. In addition, we will not pay dividends in the event we are not allowed to do so under Bermuda law, are in default under (or such payment would cause a default under) our revolving credit facility, or if such payment would cause us to breach any of our covenants. These covenants include certain financial covenants, which would be directly affected by the payment of dividends, such as (i) a minimum net worth level (which level would decrease by the amount of any dividend paid), (ii) a maximum ratio of consolidated funded debt to consolidated tangible net worth (which amount would decrease by the amount of any dividend paid) and (iii) a minimum ratio of certain income (which amount would decrease by the amount of any dividend paid) to current obligations. The reduction or elimination of dividends may negatively affect the market price of our common shares. Furthermore, since we are a holding company, substantially all of the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings and cash flow and our ability to pay dividends are largely dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends.

Risks Related to Our Common Shares

The market price and trading volume of our shares may be volatile and may be affected by market conditions beyond our control.

The market price of our common shares may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our common shares may fluctuate and cause significant price variations to occur. Since our initial public offering, our common shares have fluctuated from a low of $15.08 per share to a high of $17.55 per share. If the market price of the shares declines significantly, the value of an investment in our common shares may decline. The market price of our common shares may fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our common shares or result in fluctuations in the price or trading volume of our common shares include:

•	variations in our quarterly operating results;

•	failure to meet our earnings estimates;

•	publication of research reports about us, other intermodal container lessors or the container shipping industry or the failure of securities analysts to cover our shares or our industry;

•	additions or departures of key management personnel;

•	adverse market reaction to any indebtedness we may incur or preference or common shares we may issue in the future;

•	changes in our dividend payment policy or failure to execute our existing policy;

•	actions by shareholders;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

•	speculation in the press or investment community; and

•	changes or proposed changes in laws or regulations affecting the container shipping industry or enforcement of these laws and regulations, or announcements relating to these matters.

In the past, the stock market has experienced extreme price and volume fluctuations. These market fluctuations could result in extreme volatility in the trading price of the shares, which could cause a decline in the value of your investment. You should also be aware that price volatility may be greater if the public float and trading volume of our common shares are low.

One of our shareholders, Halco Holdings Inc., a company owned by a trust in which Trencor and certain of its affiliates has substantial control over us and could act in a manner with which other shareholders may disagree or that is not necessarily in the interests of other shareholders.

Halco Holdings Inc. (“Halco”) currently beneficially owns approximately 62.6% of our issued and outstanding common shares. Accordingly, Halco has the ability to influence the outcome of matters submitted to our shareholders for approval, including the election of directors and any amalgamation, merger, consolidation or sale of all or substantially all of our assets. Six of our eleven directors are also directors of Trencor. In addition, Halco has the ability to control the management and affairs of our company. Halco may have interests that are different from yours. For example, it may support proposals and actions with which you may disagree or which are not in your interests as a shareholder of our company. The concentration of ownership could delay or prevent a change in control of us or otherwise discourage a potential acquiror from attempting to obtain control of us, which in turn could reduce the price of our common shares.

Affiliates of Halco and Trencor may compete with us and compete with some of our customers.

Halco and Trencor, through their affiliates, are free to compete with us, and have engaged in the past and will likely continue to engage in businesses that are similar to ours. In particular, Leased Assets Pool Company Limited (“LAPCO”), an affiliate of Halco, owns containers, has competed against us and our customers through its investment in containers and has used our competitors to manage some of its containers in the past. Thus, although we have a management agreement with LAPCO to manage a majority of its containers, we expect that we will continue to compete with LAPCO in the future, which may result in various conflicts of interest.

Our current management and share ownership structure may create conflicts of interest.

Six of our eleven directors are also directors of Trencor. These directors owe fiduciary duties to each company and may have conflicts of interest in matters involving or affecting us and Trencor, including matters arising under our agreements with Trencor and its affiliates. In addition, to the extent that some of these directors may own shares in Trencor, they may have conflicts of interest when faced with decisions that could have different implications for Trencor than they do for us. Furthermore, Trencor, as a South African company, endorses for itself and for its subsidiaries, the Code of Corporate Practices and Conduct in the King II Report on Corporate Governance. The King II Report on Corporate Governance is a document promulgated by the South African Institute of Directors which, among other things, suggests that corporations in their corporate decision-making consider the following stakeholders in addition to the owners of shares: parties who contract with the enterprise; parties who have a non-contractual nexus with the enterprise (including civic society and the environment); and the state. Trencor may seek to or be required to impose these corporate governance practices on us, which may result in constraints on management and may involve significant costs. Your interests as a holder of our common shares may not align with the interests of Trencor and its affiliates and shareholders.

We are a holding company with no material direct operations and rely on our operating subsidiaries to provide us with funds necessary to meet our financial obligations and to pay dividends.

We are a holding company with no material direct operations. Our principal assets are the equity interests we directly or indirectly hold in our operating subsidiaries, which own our operating assets. As a result, we are dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations and to pay dividends on our common shares. Our subsidiaries are legally distinct from us and may be prohibited or restricted from paying dividends or otherwise making funds available to us under certain conditions. If we are unable to obtain funds from our subsidiaries, we may be unable to, or our board may exercise its discretion not to, pay dividends on our common shares.

Our ability to sell our shares in the future may be materially constrained by Trencor’s South African currency restrictions and JSE Listings Requirements.

Trencor, a South African company listed on the JSE, has beneficiary interest in a majority of our share capital. Six of our eleven directors are also directors of Trencor. Both South African exchange control authorities and the JSE impose certain restrictions on Trencor.

South Africa’s exchange control regulations provide for restrictions on exporting capital from South Africa. These restrictions require Trencor to obtain approval from South African exchange control authorities before engaging in transactions that would result in dilution of their share interest in us below certain thresholds, whether through their sale of their own shareholdings or through their approval of our issuance of new shares. The exchange control authorities may decide not to grant such approval if a proposed transaction were to dilute Trencor’s beneficiary interest in us below certain levels. While the South African government has, to some extent, relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future. The above requirements could restrict or limit our ability to issue new shares. In addition, Trencor is required to comply with JSE Listings Requirements in connection with its holding or sale of our shares.

Trencor currently has an indirect beneficiary interest in 62.6% of our issued and outstanding shares. The above requirements could limit our financial flexibility by, among other things, impacting our future ability to raise funds through the issuance of securities, preventing or limiting the use of our shares as consideration in acquisitions, and limiting our use of option grants and restricted share grants to our directors, officers and other employees as incentives to improve the financial performance of our company.

It may not be possible for investors to enforce U.S. judgments against us.

We and all of our subsidiaries, except Textainer Equipment Management (U.S.) Limited, Textainer Capital Corporation and Textainer Financial Services Corporation, are incorporated in jurisdictions outside the U.S. A substantial portion of our assets and those of our subsidiaries are located outside of the U.S. In addition, most of our directors are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our non-U.S. subsidiaries, or our directors, or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws, or would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

We are a foreign private issuer and, as a result, under NYSE rules, we are not required to comply with certain corporate governance requirements.

As a foreign private issuer, we are permitted by the NYSE to comply with Bermuda corporate governance practice in lieu of complying with certain NYSE corporate governance requirements. This means that we are not required to comply with NYSE requirements that:

•	the board of directors consists of a majority of independent directors;

•	independent directors meet in regularly scheduled executive sessions;

•

the audit committee satisfy NYSE standards for independence (although we must still comply with independence standards pursuant to Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”));

•	the audit committee have a written charter addressing the committee’s purpose and responsibilities;

•	we have a nominating and corporate governance committee composed of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	we have a compensation committee composed of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	we establish corporate governance guidelines and a code of business conduct;

•	our shareholders approve any equity compensation plans; and

•	there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

Our board of directors has adopted an audit committee charter, a compensation committee charter and a nominating and governance committee charter. However, we use some of the exemptions available to a foreign private issuer. As a result, our board of directors may not consist of a majority of independent directors and our compensation committee may not consist of any or a majority of independent directors. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Market interest rates may have an effect on the trading value of our shares.

One of the factors that investors may consider in deciding whether to buy or sell our shares is our dividend rate, as a percentage of our share price, relative to market interest rates. If market interest rates increase, prospective investors may demand a higher dividend yield on our shares or seek alternative investments paying higher dividends or interest. As a result, interest rate fluctuations and capital market conditions can affect the market value of our shares.

If securities analysts do not publish research or reports about our business or if they change their financial estimates or investment recommendation, the price of our common shares could decline.

The trading market for our common shares relies in part on the research and reports that industry or financial analysts publish about us or our business. We do not control or influence the decisions or opinions of these analysts and analysts may not cover us. If any analyst who covers us changes his or her financial estimates or investment recommendation, the price of our common shares could decline. If any analyst ceases coverage of our company or our industry, we could lose visibility in the market, which in turn could cause our share price to decline.

Implementation of required public company corporate governance and financial reporting practices and policies will increase our costs, and we may be unable to provide the required financial information in a timely and reliable manner.

As a result of our initial public offering, we have become subject to the reporting requirements of the Exchange Act and the other rules and regulations of the SEC. The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), has adopted rules that will require us to conduct an assessment by management of the effectiveness of our internal controls over financial reporting. In addition, our independent auditors must attest to and report on the effectiveness of such internal controls over financial reporting. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company. If we are not able to implement the requirements of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent auditors may not be able to attest as to the effectiveness of our internal controls over financial reporting. This result may subject us to adverse regulatory consequences, and could lead to a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. We could also suffer a loss of confidence in the reliability of our financial statements if we disclose material weaknesses or significant deficiencies in our internal controls. In addition, if we fail to develop and maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner or otherwise comply with the standards applicable to us as a public company. Any failure by us to timely provide the required financial information could materially and adversely impact our financial condition and the market value of our common shares. Furthermore, testing and maintaining internal controls can divert our management’s attention from other matters that are important to our business. We also expect these regulations to increase our legal and financial compliance costs, make it more difficult to attract and retain qualified officers and directors, particularly to serve on our audit committee, and make some activities more difficult, time consuming and costly.

A large number of shares are restricted from immediate resale but may be sold into the market in the near future. We may also issue additional shares without your approval. This could cause the market price of our common shares to decline significantly.

As a result of our initial public offering, we have 47,604,640 common shares issued and outstanding. Of the 9,000,000 common shares sold in our initial public offering, 2,100,000 shares were sold to Halco, which is our affiliate, and therefore these shares are not freely tradable in the public market. These shares are subject to the 180 day lock-up agreement that Halco signed with the representatives of the underwriters in connection with our initial public offering.

In connection with our initial public offering, our officers, directors and existing pre-IPO shareholders representing 96.6% of the pre-initial public offering shares entered into lock-up agreements providing that they will not sell any of our common shares until 180 days from the date of our initial public offering, without the prior written consent of the representatives of the underwriters. The representatives of the underwriters may release the shares subject to the lock-up agreements in whole or in part at any time without prior public notice.

We intend to file a registration statement on Form S-8 under the Securities Act of 1933, as amended, to register the common shares that we may issue in the future under our 2007 Share Incentive Plan, and such registration statement will become effective upon filing. We have reserved a maximum of 8% of our issued and outstanding common shares as of forty-five (45) days after the completion of our initial public offering for issuance under our 2007 Share Incentive Plan. Once we register any new shares that we may issue under this plan, those shares will be freely tradable upon issuance. If this causes a large number of our shares to be sold in the public market, or if there is an expectation of such sales, the sales or expectations of sales, could reduce the trading price of our common shares and impede our ability to raise future capital.

Our board of directors and management have broad discretion in using the proceeds from our initial public offering, which might not be used in ways that improve our operating results or increase our market value. Investors must rely on the judgment of our board of directors and management regarding the application of the proceeds from our initial public offering.

We have used or intend to use the net proceeds from our initial public offering:

•	to repay the debt incurred to fund our purchase of the exclusive rights to manage the container fleet of Capital from Green Eagle Investments N.V., which acquisition closed on July 23, 2007;

•

to fund the purchase of half of the interests held by FB Transportation Capital LLC and FB Aviation and Intermodal Finance Holding B.V. (together, “FB”) in our subsidiary, Textainer Marine Containers Limited;

•	to fund fleet expansion and acquisitions of complementary businesses, products, technologies or other assets; and

•	for general corporate purposes, including repayment of debt, working capital and capital expenditures.

However, our board of directors and management have broad discretion in applying the net proceeds we received from our initial public offering and may spend the proceeds for corporate purposes that do not necessarily improve our operating results or enhance the value of our common shares, or allocate the net proceeds in a manner with which you do not agree.

We have anti-takeover provisions in our bye-laws that may discourage a change of control.

Bermuda law and our bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These include provisions:

•	requiring the approval of not less than 66% of our shareholders for a merger or amalgamation transaction that has not been approved by our board of directors;

•

prohibiting us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person becomes an interested shareholder, unless certain conditions are met;

•	authorizing our board of directors to issue blank-check preference shares without shareholder approval;

•	establishing a classified board with staggered three-year terms;

•

only authorizing the removal of directors (i) for cause by the affirmative vote of the holders of a majority of the votes cast at a meeting or (ii) without cause by the affirmative vote of the holders of 66% of the common shares then issued and outstanding and entitled to vote on the resolution; and

•	establishing advance notice requirements for nominations for election to our board of directors.

These provisions may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and/or our board of directors. Public shareholders who might desire to participate in these types of transactions may not have an opportunity to do so. These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control or change our management and board of directors and, as a result, may adversely affect the market price of our shares and your ability to realize any potential change of control premium.

As a shareholder of our company, you may have greater difficulties in protecting your interests than as a shareholder of a U.S. corporation.

The Companies Act 1981 of Bermuda, as amended (the “Companies Act”), applies to our company and differs in material respects from laws generally applicable to U.S. corporations and their shareholders. Taken together with the provisions of our bye-laws, some of these differences may result in your having greater difficulties in protecting your interests as a shareholder of our company than you would have as a shareholder of a U.S. corporation. This affects, among other things, the circumstances under which transactions involving an interested director are voidable, whether an interested director can be held accountable for any benefit realized in a transaction with our company, what approvals are required for business combinations by our company with a large shareholder or a wholly-owned subsidiary, what rights you may have as a shareholder to enforce specified provisions of the Companies Act or our bye-laws, and the circumstances under which we may indemnify our directors and officers.

Our bye-laws restrict shareholders from bringing legal action against our officers and directors.

Our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS; CAUTIONARY LANGUAGE

This Report on Form 6-K, including the sections entitled “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements. Forward-looking statements include all statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled “Risk Factors” and elsewhere in this Report on Form 6-K.

We believe that it is important to communicate our future expectations to potential investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause actual events or results to differ materially from the expectations expressed in or implied by our forward-looking statements. The risk factors listed on the previous pages, as well as any cautionary language in this Report on Form 6-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common shares, you should be aware that the occurrence of the events described in the previous risk factors and elsewhere in this Report on Form 6-K could negatively impact our business, cash flows, results of operations, financial condition and share price. Potential investors should not place undue reliance on our forward-looking statements.

Forward-looking statements regarding our present plans or expectations for fleet size, management contracts, container purchases, sources and availability of financing, and growth involve risks and uncertainties relative to return expectations and related allocation of resources, and changing economic or competitive conditions, as well as the negotiation of agreements with container investors, which could cause actual results to differ from present plans or expectations, and such differences could be material. Similarly, forward-looking statements regarding our present expectations for operating results and cash flow involve risks and uncertainties related to factors such as utilization rates, per diem rates, container prices, demand for containers by container shipping lines, supply and other factors discussed under “Risk Factors” or elsewhere in this Report on Form 6-K, which would also cause actual results to differ from present plans. Such differences could be material.

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. We assume no obligation to, and do not plan to, update any forward-looking statements after the date of this Report on Form 6-K as a result of new information, future events or developments, except as required by federal securities laws. You should read this Report on Form 6-K and the documents that we reference and have filed as exhibits with the understanding that we cannot guarantee future results, levels of activity, performance or achievements and that actual results may differ materially from what we expect. The forward-looking statements contained in this Report on Form 6-K are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995.

Industry data and other statistical information used in this Report on Form 6-K are based on independent publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, derived from our review of internal surveys and the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information.

In this Report on Form 6-K, unless otherwise specified, all monetary amounts are in U.S. dollars. To the extent that any monetary amounts are not denominated in U.S. dollars, they have been translated into U.S. dollars in accordance with our accounting policies as described in our consolidated financial statements included in the final prospectus related to our initial public offering dated October 9, 2007 and filed with the SEC on October 11, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2007

Textainer Group Holdings Limited

By:	/s/ John A. Maccarone
John A. Maccarone Chief Executive Officer